      Unaudited interim condensed consolidated financial statements VEON Ltd. As of and for the nine and three-month periods  ended September 30, 2026

TABLE OF CONTENTS Interim condensed consolidated income statement 2 Interim condensed consolidated statement of comprehensive income 3 Interim condensed consolidated statement of financial position 4 Interim condensed consolidated statement of changes in equity 5 Interim condensed consolidated statement of cash flows 7 General information about the Group 8 1 General information 8 Operating activities of the Group 11 2 Segment information 11 3 Share-based payments 14 4 Income taxes 16 Investing activities of the Group 17 5 Significant transactions 17 6 Property and equipment 28 7 Intangible assets 29 Financing activities of the Group 30 8 Investments, debt and derivatives 30 9 Cash and cash equivalents 36 10 Issued capital 37 11 Dividends paid and proposed 38 Additional information 39 12 Related parties 39 13 Risks, commitments, contingencies and uncertainties 41 14 Events after the reporting period 41 15 Basis of preparation of the interim condensed consolidated financial statements 42 VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended  September 30, 2026 1

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT

for the nine and three-month periods ended September 30:

		Nine-month period		Three-month period	
(In millions of U.S. dollars, except per share amounts)	**Note**	**2026**	**2025**	**2026**	**2025**
Revenue	**2**	**3,779**	**3,228**	**1,307**	**1,115**
Cost of service, equipment and accessories *		(515)	(366)	(193)	(133)
Selling, general and administrative expenses		(1,622)	(1,392)	(538)	(470)
Listing expense	5	—	(162)	—	(162)
Depreciation	6	(473)	(429)	(164)	(149)
Amortization	7	(192)	(169)	(67)	(55)
Impairment loss		(6)	(6)	(2)	(3)
Gain on disposal of non-current assets		36	1	31	1
Gain / (loss) on disposal of subsidiaries	5	50	400	30	(97)
Other operating income		3	13	1	12
Operating profit		**1,060**	**1,118**	**405**	**59**
Finance costs		(491)	(392)	(174)	(146)
Finance income		68	34	20	14
Other non-operating gain / (loss), net	8	13	27	29	(4)
Net foreign exchange gain / (loss)		38	(58)	25	(6)
Profit / (loss) before tax		**688**	**729**	**305**	**(83)**
Income taxes	4	(200)	(130)	(80)	(44)
Profit / (loss) for the period		**488**	**599**	**225**	**(127)**
Attributable to:					
The owners of the parent		408	563	188	(131)
Non-controlling interest		80	36	37	4
		488	**599**	**225**	**(127)**
Earnings / (loss) per share attributable to ordinary equity holders of the parent					
Basic		**$0.24**	**$0.32**	**$0.11**	**($0.08)**
Diluted		**$0.23**	**$0.31**	**$0.11**	**($0.08)**
Earnings / (loss) per ADS attributable to ordinary equity holders of the parent (25 common shares equal 1 ADS)					
Basic		**$5.89**	**$8.05**	**$2.74**	**($1.89)**
Diluted		**$5.74**	**$7.81**	**$2.67**	**($1.89)**
Weighted average common shares outstanding:					
for basic earnings per share (in millions)		**1,732.79**	**1,748.75**	**1,712.52**	**1,734.92**
for diluted earnings per share (in millions)		**1,776.47**	**1,803.19**	**1,756.17**	**1,734.92**

** Certain prior period comparatives have been reclassified to conform with the current year presentation.*

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026 2

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME for the nine and three-month periods ended September 30: Nine-month period Three-month period (In millions of U.S. dollars) Note 2026 2025 2026 2025 Profit / (loss) for the period 488 599 225 (127) Items that may be reclassified to profit or loss: Foreign currency translation   (17)    7    47    (2)  Reclassification of accumulated foreign currency translation reserve  to income statement upon disposal of subsidiaries 5   (47)    (355)    (28)    99  Net gain on cash flow hedges   2    —    3    —  Items that will not be reclassified to profit or loss: Fair value re-measurement of financial instruments   (2)    7    (1)    —  Other   (1)    —    (2)    —  Other comprehensive (loss) / income, net of tax (65) (341) 19 97 Total comprehensive income / (loss), net of tax 423 258 244 (30) Attributable to: The owners of the parent   341    225    196    (31)  Non-controlling interests   82    33    48    1  423 258 244 (30) The accompanying notes are an integral part of these interim condensed consolidated financial statements. VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended  September 30, 2026 3

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION as of: (In millions of U.S. dollars) Note September 30, 2026 December 31, 2025 Assets Non-current assets Property and equipment 6   4,086    3,757  Intangible assets 7   1,898    1,549  Investments and derivatives 8   53    144  Deferred tax assets   446    418  Loans to customers *   71    31  Other assets *   168    203  Total non-current assets 6,722 6,102 Current assets Inventories   42    32  Trade and other receivables *   377    266  Investments and derivatives 8   432    489  Current income tax assets   56    43  Loans to customers *   390    335  Other assets   231    216  Cash and cash equivalents 9   2,033    1,732  Total current assets 3,561 3,113 Total assets 10,283 9,215 Equity and liabilities Equity Equity attributable to equity owners of the parent   1,651    1,340  Non-controlling interests   398    294  Total equity 2,049 1,634 Non-current liabilities Debt and derivatives 8   4,367    4,043  Provisions   48    43  Deferred tax liabilities   62    41  Other liabilities   16    18  Total non-current liabilities 4,493 4,145 Current liabilities Trade and other payables   1,741    1,442  Debt and derivatives 8   1,244    1,102  Provisions   70    261  Current income tax payables   92    88  Other liabilities   594    539  Total current liabilities 3,741 3,432 Liabilities associated with assets held for sale 5   —    4  Total equity and liabilities 10,283 9,215 * Certain prior period comparatives have been reclassified to conform with the current year presentation. The accompanying notes are an integral part of these interim condensed consolidated financial statements. VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended  September 30, 2026 4

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the nine-month period ended September 30, 2026:

			Attributable to equity owners of the parent							
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non-controlling interests	Total equity
As of December 31, 2025		**1,719,186,734**	**2**	**12,753**	**(2,108)**	**(2,998)**	**(6,309)**	**1,340**	**294**	**1,634**
Profit for the period		—	—	—	—	408	—	408	80	488
Transfer from OCI to income statement on disposal of subsidiaries	5	—	—	—	—	—	(47)	(47)	—	(47)
Other comprehensive income / (loss)		—	—	—	—	(1)	(19)	(20)	2	(18)
Total comprehensive income / (loss)		—	—	—	—	407	(66)	341	82	423
Dividend declared		—	—	—	—	—	—	—	(66)	(66)
Acquisition of subsidiary	5	—	—	—	—	—	—	—	8	8
Share repurchases	10	(55,358,125)	—	—	(126)	—	—	(126)	—	(126)
Sale of non-controlling interest	8	—	—	—	(67)	—	127	60	80	140
Share issuance under ADG resolution	8	13,794,400	—	—	27	—	—	27	—	27
Share-based payments and others	3	22,147,025	—	—	9	—	—	9	—	9
As of September 30, 2026		**1,699,770,034**	**2**	**12,753**	**(2,265)**	**(2,591)**	**(6,248)**	**1,651**	**398**	**2,049**

for the nine-month period ended September 30, 2025:

			Attributable to equity owners of the parent							
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non-controlling interests	Total equity
As of December 31, 2024		**1,765,484,059**	**2**	**12,753**	**(1,953)**	**(3,530)**	**(6,173)**	**1,099**	**158**	**1,257**
Profit for the period		—	—	—	—	563	—	563	36	599
Transfer from OCI to income statement on disposal of subsidiary	5	—	—	—	—	—	(355)	(355)	—	(355)
Other comprehensive income / (loss)		—	—	—	7	—	10	17	(3)	14
Total comprehensive income / (loss)		—	—	—	7	563	(345)	225	33	258
Dividends declared	11	—	—	—	—	—	—	—	(67)	(67)
Share repurchases	10	(48,722,275)	—	—	(93)	—	—	(93)	—	(93)
Listing of subsidiary via de-SPAC transaction	5	—	—	—	(88)	—	215	127	141	268
Other	3	8,128,325	—	—	24	—	—	24	—	24
As of September 30, 2025		**1,724,890,109**	**2**	**12,753**	**(2,103)**	**(2,967)**	**(6,303)**	**1,382**	**265**	**1,647**

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026

5

for the three-month period ended September 30, 2026: Attributable to equity owners of the parent (In millions of U.S. dollars) Note Number of shares outstanding Issued capital Capital Surplus Other capital reserves Accumulated deficit Foreign currency translation Total Non- controlling interests Total equity As of July 1, 2026 1,721,529,884 2 12,753 (2,208) (2,777) (6,257) 1,513 408 1,921 Profit for the period   —    —    —    —    188    —    188    37    225  Transfer from OCI to income statement on disposal of  subsidiary 5   —    —    —    —    —    (28)    (28)    —    (28)  Other comprehensive income / (loss)   —    —    —    1    (2)    37    36    11    47  Total comprehensive income   —    —    —    1    186    9    196    48    244  Dividend declared   —    —    —    —    —    —    —    (66)    (66)  Acquisition of subsidiary 5   —    —    —    —    —    —    —    8    8  Share repurchases 10   (25,465,600)    —    —    (64)    —    —    (64)    —    (64)  Share-based payments and others 3   3,705,750    —    —    6    —    —    6    —    6  As of September 30, 2026 1,699,770,034 2 12,753 (2,265) (2,591) (6,248) 1,651 398 2,049 for the three-month period ended September 30, 2025: Attributable to equity owners of the parent (In millions of U.S. dollars) Note Number of shares outstanding Issued capital Capital Surplus Other capital reserves Accumulated deficit Foreign currency translation Total Non- controlling interests Total equity As of July 1, 2025 1,728,844,934 2 12,753 (1,995) (2,836) (6,618) 1,306 190 1,496 (Loss) / profit for the period   —    —    —    —    (131)    —    (131)    4    (127)  Transfer from OCI to income statement on disposal of  subsidiary 5   —    —    —    —    —    99    99    —    99  Other comprehensive income / (loss)   —    —    —    —    —    1    1    (3)    (2)  Total comprehensive income / (loss)   —    —    —    —    (131)    100    (31)    1    (30)  Dividends declared 11   —    —    —    —    —    —    —    (67)    (67)  Share repurchases 10   (12,083,150)    —    —    (25)    —    —    (25)    —    (25)  Listing of subsidiary via de-SPAC transaction 5   —    —    —    (88)    —    215    127    141    268  Other 3   8,128,325    —    —    5    —    —    5    —    5  As of September 30, 2025 1,724,890,109 2 12,753 (2,103) (2,967) (6,303) 1,382 265 1,647 The accompanying notes are an integral part of these interim condensed consolidated financial statements. VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended  September 30, 2026 6

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS for the nine-month period ended September 30: Nine-month period (In millions of U.S. dollars) Note 2026 2025 Operating activities Profit before tax   688    729  Non-cash adjustments to reconcile profit before tax to net cash flows Depreciation, amortization and impairment loss   671    604  Gain on disposal of non-current assets   (36)    (1)  Gain on disposal of subsidiaries, net   (50)    (400)  Finance costs   491    392  Finance income   (68)    (34)  Other non-operating gain, net   (13)    (27)  Net foreign exchange (gain) / loss   (38)    58  Listing expense   —    162  Changes in trade and other receivables and prepayments   (85)    (129)  Changes in inventories   (9)    (10)  Changes in trade and other payables   160    29  Changes in provisions, pensions and other   61    80  Interest paid   (287)    (266)  Interest received   47    28  Income tax paid   (223)    (323)  Net cash flows from operating activities 1,309 892 Investing activities Purchase of property, plant and equipment   (571)    (523)  Purchase of intangible assets   (177)    (152)  Receipts from / (payment on) deposits   12    (21)  (Payments for) / receipts from financial assets   (22)    24  Acquisition of a subsidiary, net of cash acquired  5   (241)    (151)  Proceeds from sale of shares in subsidiaries, net of cash 5   179    378  Proceeds from sales of property, plant and equipment   37    4  Net outflows on loans granted   (76)    (40)  Net cash flows used in investing activities (859) (481) Financing activities Proceeds from borrowings, net of fees paid*   1,654    832  Repayment of debt ***   (1,487)    (1,152)  Repayment of lease liabilities ***   (215)    (175)  Proceeds from sale of non controlling interest 8   140    —  Share repurchases 10   (126)    (93)  Dividends paid to non-controlling interests   (16)    —  Proceeds from subsidiary listing, net of fees   —    132  ADG Resolution 8   (120)    —  Net cash flows used in financing activities (170) (456) Net increase / (decrease) in cash and cash equivalents   280    (45)  Net foreign exchange difference   21    6  Cash and cash equivalents classified as held for sale at the beginning of the period   —    14  Cash and cash equivalents at beginning of period, net of overdrafts **   1,732    1,688  Cash and cash equivalents at end of period 9 2,033 1,663 * Fees paid for borrowings were US$20 (2025: US$8) ** Overdrawn account at the beginning of the presented period was nil (2025: US$1). *** Certain prior period comparatives have been reclassified to conform with the current year presentation. The accompanying notes are an integral part of these interim condensed consolidated financial statements. VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended  September 30, 2026 7

GENERAL INFORMATION ABOUT THE GROUP 1 GENERAL INFORMATION VEON Ltd. (“VEON”, the “Company” and together with its consolidated subsidiaries, the “Group” or “we”) was incorporated in  Bermuda  on  June  5,  2009.  The  registered  office  of  VEON  is  Victoria  Place,  31  Victoria  Street,  Hamilton  HM  10,  Bermuda.  VEON’s headquarters and  the principal place of business are currently  located at Unit 1703  Index Tower  (East Tower), Dubai  (DIFC), the United Arab Emirates. VEON  generates  revenue  through  the  provision  of  comprehensive  telecommunications  and  infrastructure  services,  including  voice communications,  fixed broadband, and data services, as well as digital services encompassing digital  financial services,  content streaming, ride-hailing platforms, digital healthcare solutions, cloud computing, and other value-added services. Products  and services may be sold separately or in bundled packages. VEON’s  American  Depositary  Shares  (“ADS”)  and  common  shares  are  listed  on  the  NASDAQ  Global  Select  Market  (“NASDAQ”) (and NASDAQ Capital Market prior to December 18, 2025). The  unaudited  interim  condensed  consolidated  financial  statements  are  presented  in  United  States  dollars  (“U.S. dollar”  or  “US$”). In these notes, U.S. dollar amounts are presented in millions, except for share and per share (or ADS) amounts and as  otherwise indicated. The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in  the annual consolidated  financial statements and should be  read  in conjunction with  the Group’s audited annual consolidated  financial statements as of and for the year ended December 31, 2025 as included in the Annual Report on the Form 20-F filed on  March  16,  2026  (the  "2025 Form 20-F").  Certain  information  included  in  these  unaudited  interim  condensed  consolidated  financial statements was derived from the 2025 Form 20-F. Major developments during the nine-month period ended September 30, 2026 JazzWorld enters interest rate swap transactions On January 2, 2026, JazzWorld Pakistan Limited ("JazzWorld"), formerly Pakistan Mobile Communications Limited entered into  two  interest  rate  swaps  (“IRS”) with United Bank  Limited,  to  hedge  against  the  risk  from  fluctuations  in  the Pakistani Rupee  ("PKR") floating rate on its loans of PKR75 billion (US$268). The interest rate swaps lock in a fixed interest rate by converting the  floating  rate  to a  fixed  rate at each payment date and provide certainty over  future  interest  cash  flows,  reducing exposure  to  interest fluctuations. These IRS were executed in two tranches of PKR37.5 billion (US$134) each for terms of 5 and 7 years with  fixed interest rates of 12.55% and 12.85%, respectively. The IRS have been designated as cash flow hedges of the variability in  cash flows attributable to the PKR floating interest rate. Refer to Note 8 - Investments, debt and derivatives for further details. Kyivstar Group Ltd. ("KGL") secondary public offering of shares held by VEON On January 29, 2026, VEON announced  the pricing of a secondary public offering of 12,500,000 common shares of KGL,  its  majority-owned subsidiary, comprising 12,100,000 shares held by VEON Amsterdam B.V., a wholly owned subsidiary of VEON  and 400,000 shares  from other selling shareholders, at a public offering price of US$10.50 per share. The underwriters were  granted a 30-day option to purchase up to an additional 1,875,000 shares at the public offering price, less underwriting discounts  and commissions.  On close of the offering on February 2, 2026, which was oversubscribed by five times, 13,975,000 common shares were sold by  VEON Amsterdam  B.V.,  including  the  full  exercise  of  the  underwriters'  option  of  1,875,000  common  shares  while  400,000  common shares were sold by other selling shareholders accumulating to a total of 14,375,000 common shares.  Refer to Note 8 - Investments, debt and derivatives for further details. VEON expands digital healthcare services with acquisition of Tabletki.ua On February 10, 2026, VEON announced its majority owned subsidiary Kyivstar Group Ltd., had signed a definitive agreement  and completed the acquisition of 100% of Tabletki.ua for US$161, payable in Ukrainian hryvnia in Ukraine. Tabletki.ua is one of  Ukraine’s most  widely  used  digital  platforms  for  finding,  comparing  and  reserving medicines  and  other  products  available  at  Ukrainian pharmacies. The  transaction closed on February 10, 2026 and was accounted  for under  IFRS 3. Refer  to Note 5 - Significant transactions for further details. VEON’s subsidiary JazzWorld secures largest allocation with 190 MHz On March 10, 2026, VEON announced that VEON’s subsidiary JazzWorld secured the allocation of 190 MHz after a successful  mobile spectrum auction held  in Pakistan by  the Pakistan Telecommunication Authority, with a  license  term of 15 years and a  Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended  September 30, 2026 8 total cost of approximately US$240. Payment  for  the  license may be made either as a  lump sum  twelve months after  license  issuance  or  over  a  6‑year  period, with  50% payable  after  twelve months  and  the  remaining  50% payable  over  five  years  at  Karachi  Interbank Offered Rate  ("KIBOR") +3%. During 2026,  the  license has been capitalized at  the present  value of  future  payments as an intangible asset of US$209. A corresponding liability of the same amount has also been recognized with interest  on the liability to be recognized as a finance cost in the interim condensed consolidated income statement. VEON and JazzWorld acquire TPL Insurance to expand digital insurance access across Pakistan On April  7,  2026,  the  Competition  Commission  of  Pakistan  approved  VEON’s  subsidiary,  Jazz  International  Holding  Limited  ("JIHL"),  to acquire up  to 69.66% of TPL  Insurance Limited  ("TPL  Insurance"),  a Pakistan-based general  insurance  company  offering motor, health, fire, property and other insurance products through its digital platform for PKR 4.15 billion (US$14.6) from  TPL Corp. Limited. On April 20, 2026 JIHL launched a Mandatory Tender Offer ("MTO") for an additional 6.67% at PKR 30/share. On July 13, 2026, JIHL, announced  the completion of  the acquisition of a controlling  interest  in TPL  Insurance. Following  the  completion of the transaction, JIHL now holds 76.33% of TPL Insurance’s issued share capital, including 6.67% acquired through  the MTO. The total consideration paid for shares acquired from TPL Corp Limited and through the MTO was US$16. Refer  to  Note 5 - Significant transactions for further details. VEON boosts accessibility for investors by waiving depositary service fees on American Depositary Shares On April 24, 2026, VEON announced that, effective January 1, 2026, BNY Mellon will not collect depositary service fees (“DSF”)  from investors that hold VEON’s ADS. The suspension of DSF charges for investors effectively reduces the cost of ownership by  US$0.05 per ADS per year and enhances accessibility for both existing and prospective investors. VEON shareholders re-elect Board at 2026 AGM VEON  held  its  2026  Annual  General  Meeting  of  Shareholders  (the  “AGM”)  on  May  11,  2026,  During  the  AGM,  VEON's  shareholders  approved  the  re-election  of  the  seven  directors  who  served  on  VEON's  Board  in  the  previous  term.  VEON  welcomed back its founder Augie K Fabela II, Andrei Gusev, Rt. Hon. Sir Brandon Lewis CBE, Duncan Perry, 70th U.S. Secretary  of State Michael R. Pompeo, Michiel Soeting and VEON Group CEO Kaan Terzioglu to the Board. Following the AGM, the new  Board held its inaugural meeting, and re-elected VEON’s Founder Augie K Fabela II as the Chairman for a third term. VEON expands renewable energy portfolio with acquisition of six solar power plants On May 26, 2026, VEON announced that KGL acquired 100% of the equity interests in six solar power plant entities consisting of  Energopostach-Plus  LLC,  Lightful  LLC, Sunlight Generation  LLC, Ternovytsia Solar  LLC, Energy Space LLC and Ternovytsia  Solar Plus LLC,  for cash consideration of US$71 paid  to  the seller. Prior  to  the acquisition, KGL also provided approximately  US$11 of reimbursable financial assistance to the target companies to refinance existing bank indebtedness. Refer to Note 5 - Significant transactions for further details. VEON closes US$ 1.4 billion bond offering, refinancing 2027 note On June 1, 2026, VEON closed a US$1,400 (excluding transaction fee of US$19) dual-tranche senior unsecured notes offering  by VEON Midco B.V., a wholly owned subsidiary of VEON. The notes were issued by VEON Midco B.V. and are guaranteed by  VEON Amsterdam B.V., a wholly owned subsidiary of VEON. The offering comprises US$700 6.95% senior notes due June 1,  2031 and US$700 7.45% senior notes due June 1, 2033. The notes were admitted  to  trading on  the Euro MTF market of  the  Luxembourg Stock Exchange on June 1, 2026. In parallel with the offering, on May 18, 2026, VEON launched a cash tender offer inviting holders of its outstanding US$1,011  3.375% senior notes due in 2027 to tender their notes for cash. On June 1, 2026, VEON accepted for purchase US$885 (net of  US$1  unamortized  transaction  cost)  of  its  3.375% senior  notes  due  in  2027  pursuant  to  the  tender  offer  for  cash  amount  of  US$877 (including US$2 transaction costs), resulting in a net gain on extinguishment of US$8 included in finance income on the  income statement. Refer to Note 8 - Investments, debt and derivatives for further details. Repayment of US$210 Term Loan On July 24, 2026, VEON repaid ahead of  its scheduled maturity of March 2027 the principal amount of US$210, together with  accrued  interest  of  US$1,  outstanding  under  the  facility  agreement  entered  into  on  March  27,  2025,  with  a  consortium  of  international lenders, including ICBC Standard Bank Plc and leading Gulf Cooperation Council ("GCC") banks. VEON announces Third Buyback Program In  September  2026,  VEON  commenced  its  third  buyback  program  to  repurchase  up  to  3.9%  of  its  outstanding  shares  (72,500,000  common  shares,  equivalent  to  2,900,000 ADSs)  for  approximately  US$200,  based  on  the ADS  closing  price  of  US$69.37  as  of  September  22,  2026. The  program  comprises  open market  repurchases  of ADSs  and  direct  repurchases  of  common shares from LetterOne (“L1”), a shareholder of  the Company, which has agreed to sell  to VEON, proportionally  to  its  existing  shareholding,  up  to  32,957,830  common  shares  at  prices  and  volumes determined by  reference  to  the  open market  Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended  September 30, 2026 9 repurchases. All  shares  acquired  under  the  program  are  intended  to  be  cancelled,  cancellation  in  respect  of  each  phase  is  subject to the prior approval of VEON’s Board of Directors. Refer to Note 10 - Issued Capital for further details. For  further  details  and  other  significant  investing  and  financing  activities  during  the nine-month  period  ended September  30,  2026, refer to the sections "Investing activities of the Group" and "Financing activities of the Group" included here within. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended  September 30, 2026 10

Table of Contents

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

OPERATING ACTIVITIES OF THE GROUP

2 SEGMENT INFORMATION

Management analyzes the Company's operating segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies.

Management evaluates the performance of the Company's segments on a regular basis, primarily based on earnings before foreign exchange gain / loss, finance income and costs, tax, depreciation, amortization, impairment, gain / loss on disposals of non-current assets and subsidiaries, other non-operating gains / losses, share of profit / loss of joint ventures and associates and listing expense (**"Adjusted EBITDA"**) along with assessing the capital expenditures excluding certain costs such as those for telecommunication licenses and right-of-use assets (**"CAPEX excl. licenses and ROU"**). Management does not analyze assets or liabilities by reportable segments.

Reportable segments consist of Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh.

We also present our results of operations for **"HQ and eliminations"** and **"Others"** separately, although these are not reportable segments. **"HQ, eliminations and Others"** represents our operations in Kyrgyzstan and transactions related to management activities within the Group. Operations in Kyrgyzstan were sold during the year ended December 31, 2025, for further details refer to the audited consolidated financial statements for year ended December 31, 2025.

Revenue disaggregation and other financial information by reportable segment for the nine and three-month periods ended September 30, is presented in the following tables. Inter-segment transactions are not material, and are made on terms which are comparable to transactions with third parties.

For the nine-month period ended September 30:

	Telecommunication and Infrastructure ***		Digital financial services *		Digital life and digital enterprise ***		Total revenue **	
	2026	2025	2026	2025	2026	2025	2026	2025
Pakistan	912	785	418	270	156	131	1,486	1,186
Ukraine	801	738	—	—	217	104	1,018	842
Kazakhstan	546	503	19	25	104	73	669	601
Uzbekistan	212	193	14	9	26	22	252	224
Bangladesh	308	326	—	—	46	19	354	345
HQ, eliminations and Others	—	25	—	—	—	5	—	30
Total segments	**2,779**	**2,570**	**451**	**304**	**549**	**354**	**3,779**	**3,228**

Beginning in the first quarter of 2026, revenues generated from our enterprise identity and credentials management services are reported within digital life and digital enterprise revenue, consistent with the manner in which management views and presents the results of our operations.

** Digital financial services includes interest income of US$312 (2025: US$197) from our banking operations and TPL insurance revenue of US$7 (2025: nil) in Pakistan.*

*** Total revenue includes service revenue of US$3,707 (2025:US$3,187) and revenue from sale of equipment and accessories of US$72 (2025:US$41).*

**** Certain prior period comparatives have been reclassified to conform with the current year presentation.*

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026 11

Table of Contents

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

	Selling, General and Administrative Expenses		Adjusted EBITDA		CAPEX excl. licenses and ROU *	
	2026	2025	2026	2025	2026	2025
Pakistan	668	547	660	512	180	135
Ukraine	349	280	553	480	209	252
Kazakhstan	246	193	274	309	93	125
Uzbekistan	120	112	91	82	33	48
Bangladesh	157	145	145	175	44	19
HQ, eliminations and Others	82	115	(78)	(75)	2	6
Total segments	**1,622**	**1,392**	**1,645**	**1,483**	**561**	**585**

** This includes additions on property, plant and equipment of US$615 (2025: US$1,037), intangible assets of US$326 (2025: US$84) after deducting additions in licenses of US$209 (2025: US$1), right-of-use assets of US$138 (2025: US$514), and additions in the period which were prepaid of US$33 (2025: US$21).*

For the three-month period ended September 30:

	Telecommunication and Infrastructure ***		Digital financial services *		Digital life and digital enterprise ***		Total revenue **	
	2026	2025	2026	2025	2026	2025	2026	2025
Pakistan	312	266	157	95	52	44	521	405
Ukraine	275	255	—	—	76	45	351	300
Kazakhstan	189	178	6	8	36	26	231	212
Uzbekistan	72	66	4	4	10	7	86	77
Bangladesh	103	104	—	—	15	13	118	117
HQ, eliminations and Others	—	2	—	—	—	2	—	4
Total segments	**951**	**871**	**167**	**107**	**189**	**137**	**1,307**	**1,115**

Beginning in the first quarter of 2026, revenues generated from our enterprise identity and credentials management services are reported within digital life and digital enterprise revenue, consistent with the manner in which management views and presents the results of our operations.

** Digital financial services includes interest income of US$114 (2025: US$69) from our banking operations and TPL insurance revenue of US$7 (2025: nil) in Pakistan.*

*** Total revenue includes service revenue of US$1,277 (2025:US$1,092) and revenue from sale of equipment and accessories of US$30 (2025:US$23).*

**** Certain prior period comparatives have been reclassified to conform with the current year presentation.*

	Selling, General and Administrative Expenses		Adjusted EBITDA		CAPEX excl. licenses and ROU *	
	2026	2025	2026	2025	2026	2025
Pakistan	224	177	234	186	77	44
Ukraine	117	97	190	171	72	100
Kazakhstan	84	65	94	114	47	57
Uzbekistan	40	40	30	26	8	11
Bangladesh	50	51	49	49	21	7
HQ, eliminations and Others	23	40	(20)	(22)	—	1
Total segments	**538**	**470**	**577**	**524**	**225**	**220**

** This includes additions on property, plant and equipment of US$223 (2025: US$254), intangible assets of US$33 (2025: US$26) after deducting additions in licenses of nil (2025: US$0) and right-of-use assets of US$30 (2025: US$60) and additions in the period which were prepaid of US$1 (2025: nil).*

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026 12

The following table provides the reconciliation of Total Adjusted EBITDA to Profit / (loss) for the nine and three-month periods  ended September 30: Nine-month period Three-month period 2026 2025 2026 2025 Total Adjusted EBITDA 1,645 1,483 577 524 Adjustments to reconcile Total Adjusted EBITDA to Profit / (loss) for the period Income taxes   (200)    (130)    (80)    (44)  Net foreign exchange gain / (loss)    38    (58)    25    (6)  Other non-operating gain / (loss), net   13    27    29    (4)  Finance income   68    34    20    14  Finance costs   (491)    (392)    (174)    (146)  Gain / (loss) on disposal of subsidiaries   50    400    30    (97)  Gain on disposal of non-current assets   36    1    31    1  Impairment loss   (6)    (6)    (2)    (3)  Amortization   (192)    (169)    (67)    (55)  Depreciation   (473)    (429)    (164)    (149)  Listing expense   —    (162)    —    (162)  Profit / (loss) for the period 488 599 225 (127) Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended  September 30, 2026 13

3 SHARE-BASED PAYMENTS The following table sets forth the total share-based payment expense for the nine and three-month periods ended September 30  in relation to all directors and employees of the Company. Nine-month period Three-month period 2026 2025 2026 2025 Equity-settled share-based payment expense   15    22    5    5  Cash-settled share-based payment expense   4    5    2    3  Total share-based compensation expense 19 27 7 8 The following table sets forth the total share-based payment liability in relation to all directors and employees of the Company. September 30, 2026 December 31, 2025 Current liability   5    7  Non-current liability   1    5  Total liability for share-based payments 6 12 VEON's Umbrella Incentive Plan (“UIP”) During  the  nine  months  ended  September  30,  2026,  a  total  of  1,422,775  equity-settled  common  shares  were  granted  to  a  number of participants as a part of their LTI 2025-27 program. Additionally, a total of 12,387,300 equity-settled common shares  were granted to the participants as a part of their LTI 2026-28 program. These awards are subject to either market performance  condition tied to an absolute share price target or non-market performance condition scorecards. Both programs have a three- year performance period with vesting scheduled for December 31, 2027 for the LTI 2025-27 program and December 31, 2028 for  the LTI 2026-28 program. The grant date fair value of awards subject  to market-based performance condition was determined  using the Monte Carlo simulation that takes into account the probability of achieving the applicable performance conditions. The following table sets forth the principal assumptions applied by VEON in determining the fair value of the newly issued equity  settled share-based payment instruments with market performance conditions: Assumptions affecting inputs to fair value model Equity-settled Annual risk-free rates of return and discount rates (%) 3.55% - 4.17% Long-term dividend yield (%) —% Volatility of share price (%) 44.97% - 49.68% Share price (p) $1.89 - $2.09 Additionally, a total of 766,200 equity-settled common shares and 131,200 cash-settled common shares were granted to eligible  participants. Under  this plan, eligible participants may  receive 75% of  their STI payout  in cash and 25%  in  the  form of equity  grant, which vests immediately upon grant. The Company also provides an equivalent number of matching shares, subject to a  two-year vesting period. Similarly, certain participants were also granted a total of 694,575 equity-settled common shares as a  part of their 50% of STI 2025 converted to equity grant which vested immediately upon grant. These shares are subject to two- year restriction period. During  the  period,  a  total  of  167,375  equity-settled  common  shares were  also  granted  to  certain  eligible  participants without  performance or service conditions and vested  immediately upon grant. Furthermore, a  total of 100,000 equity-settled common  shares were granted subject solely to service-based vesting conditions to certain eligible participants. A  total of 1,277,300 net common shares were  transferred  to employees  in settlement of previously vested awards and newly  granted  awards  with  immediate  vesting.  In  connection  with  the  settlement  of  these  awards,  250,905  common  shares  were  withheld to satisfy applicable employee tax withholding obligations. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended  September 30, 2026 14

VEON's Deferred Share Plan (“DSP”) During the nine months ended September 30, 2026, a total of 547,175 equity-settled and 226,198 cash-settled common shares  vested and were settled with employees under various previously granted awards. In connection with the settlement of equity- settled awards, 148,011 common shares were withheld to satisfy applicable employee tax withholding obligations. VEON's Long-Term Incentive Plan (“LTIP”) During the nine months ended September 30, 2026, a total of 16,616,800 net equity-settled and 3,054,766 cash-settled common  shares were transferred or cash-settled with the employees during the period in respect of vested grants under the LTI 2023-25  program.  In  connection  with  the  settlement  of  equity-settled  awards,  2,891,175  common  shares  were  withheld  to  satisfy  applicable employee tax withholding obligations. In  addition,  the Remuneration Committee  of  VEON  approved  the  accelerated  vesting  of  an  award  for  a  former  employee  of  1,053,628 cash-settled common shares granted in April 2024 under the LTI 2024-26 program. The award was originally subject  to a three-year vesting period, with vesting scheduled for December 31, 2026. Following the Committee’s approval,  the award  vested early and was settled with the former employee in March 2026. Share-based payments to non-employees Refer to Note 12 - Related parties for specific disclosures related to the Impact Investments agreement. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended  September 30, 2026 15

Table of Contents

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

4 INCOME TAXES

Income tax expense is the total of the current and deferred income taxes. The Group calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings.

Income tax expense consisted of the following for the nine and three-month periods ended September 30:

	Nine-month period		Three-month period	
	2026	**2025**	**2026**	**2025**
Current income taxes	(216)	(259)	(64)	(39)
Deferred income taxes	16	129	(16)	(5)
Income taxes	**(200)**	**(130)**	**(80)**	**(44)**
Effective tax rate	29.1 %	17.8 %	26.2 %	(53.0)%

The variance between the statutory tax rate of 9% and the Group's effective tax rate (ETR) of 29.1% for the nine-month period ended September 30, 2026 is primarily attributable to the higher tax rates in key jurisdictions where VEON operates, including Pakistan (37%), Ukraine (18%), Kazakhstan (20%), Uzbekistan (20%) and Bangladesh (45%).

The Group's ETR increased year-on-year across both the nine-month and three-month periods. The negative rate in the three-month period of 2025 reflects Group-level consolidated losses arising from subsidiary disposals (Kyrgyzstan) and listing expense recognized in that period, while certain subsidiaries generated taxable profits and recorded current income tax expense in their local jurisdictions — producing a tax charge against a consolidated pre-tax loss. The movement in the nine-month effective rate is attributable to the normalization of tax outcomes following completion of the Deodar transaction in Q2 2025 - one-off item driving the ETR lower. There were no comparative one-off items in Q3 2026.

Global Minimum Tax

VEON Ltd., as the ultimate parent entity ("UPE"), and its consolidated group (the "Group") fall within the scope of enacted Pillar Two legislation in the jurisdictions in which the Group operates. For the nine months ended September 30, 2026, the Group recognized current Pillar Two top-up tax expense of US$5 in respect of Uklon, a constituent entity within the Kyivstar Group located in Cyprus. The top-up tax is payable in Cyprus under the qualified domestic minimum top-up tax ("QDMTT"), fully offsetting any income inclusion rule liability at the parent level.

The assessment of the Group's exposure to Pillar Two income taxes is based on the most recent tax filings, country-by-country reporting and financial statements of the constituent entities within the Group. Based on this assessment, the Pillar Two effective tax rates in the majority of the jurisdictions in which the Group operates are above 15%, with the exception of Cyprus, where Uklon is located, as described above.

The Group has applied the mandatory temporary exception under IAS 12 to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026 16

INVESTING ACTIVITIES OF THE GROUP 5 SIGNIFICANT TRANSACTIONS During the nine-month period ended September 30, 2026 VEON acquires TPL Insurance in Pakistan On March 6, 2026, VEON announced its wholly owned subsidiary, JIHL, had entered into an agreement to acquire a controlling  stake  in  TPL  Insurance,  a  publicly  listed  digital-first  insurance  provider  in  Pakistan,  offering  auto,  health,  fire  and  property  insurance products through its well-established distribution capabilities, and holding a general insurer license.  On July 13, 2026, JIHL completed  its acquisition of TPL  Insurance, with an aggregate shareholding of approximately 76.33%.  Total consideration transferred for this acquisition amounts to US$16 which was paid in full in cash in Pakistani Rupees. The acquisition has been accounted  for as a business combination  in accordance with  IFRS 3, with  results of TPL  Insurance  consolidated from that date. As disclosed in the Q2 2026 interim financial statements, a 6.67% stake was acquired via MTO in  June 2026. The share purchase agreement and MTO were assessed as a single integrated transaction. The fair values of identifiable assets and liabilities of TPL Insurance at the date of acquisition were:         July 13, 2026 Non-current assets Property and equipment   1  Intangible assets   10  Current assets Investments   3  Insurance and reinsurance contract assets *   7  Trade and other receivables   1  Cash and cash equivalents   17  Non-current liabilities Deferred tax liability   (3)  Current liabilities Insurance and reinsurance contract liabilities *   (16)  Trade and other payables   (3)  Current Income tax payables   (1)  Other current liabilities   (1)  Fair value of identifiable net assets 15 Goodwill resulting from acquisition 9 Non-controlling interest (8) Purchase consideration 16 * Insurance and reinsurance contract assets and Insurance and reinsurance contract liabilities have been aggregated into Trade and other receivables and Other current liabilities on the face on balance sheet respectively. The following table shows the details of cash outflow during the nine-month period ended September 30, 2026: September 30, 2026 Cash outflow, net of cash acquired Cash consideration   16  Less: balances acquired Cash and cash equivalents   (17)  Net inflow of cash - investing activities   (1)  Non-controlling interests of TPL Insurance were measured at fair value at the acquisition date using a market approach based on  the quoted share price of TPL Insurance shares on the date of acquisition.  Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended  September 30, 2026 17

The investments of US$3 comprise government securities, which were recognised at fair value at the acquisition date based on  quoted market yields for comparable instruments. Subsequent to acquisition, these are measured at amortized cost. The fair value of  the customer relationships was determined to be US$2 with an estimated useful  life of 13 years and the  fair  value  of  the Takaful  contracts was  determined  to  be US$7 with  an  estimated  useful  life  of  30  years. These  fair  values were  determined  using  the  multi-period  excess  earnings.  The multi-period  excess  earnings  approach  involves  forecasting  the  net  earnings  expected  to  be  generated  by  the  asset,  reducing  them  by  appropriate  returns  on  contributory  assets,  and  then  discounting the resulting net cash flows to a present value using an appropriate discount rate. The fair value of the insurance license intangible asset was determined to be US$1 with an indefinite useful life. The fair value of  the insurance license was determined using the replacement cost method. In the replacement cost method, the fair value of an  asset is based on the cost a market participant would incur to obtain an insurance license of comparable utility, adjusted for any  obsolescence. The goodwill recognized from the acquisition of TPL Insurance can be attributed to several factors that do not meet the criteria  for separate recognition as identifiable intangible assets. The recognized goodwill is not deductible for tax purposes. There were  no transactions recognized separately from the acquisition of assets and assumption of liabilities in the business combination. From the date of acquisition, TPL Insurance contributed US$7 of revenue and less than US$1 of profit before tax to VEON. If the  acquisition had taken place at the beginning of the year, the contribution to revenue would have been US$17 and contribution to  the profit before tax for VEON would have been less than US$1. Acquisition-related  costs  of  less  than US$1  are  included  in  selling,  general  and  administrative  expenses  in  the  consolidated  income statement, and in operating cash flows in the consolidated statement of cash flows. The  accounting  for  purchase  of  TPL  Insurance  is  provisional  as  the  valuation  of  certain  intangible  assets,  insurance  and  reinsurance contract assets and  liabilities, current, non-current  liabilities and  residual goodwill  related  to  this acquisition  is not  complete. The fair values assigned to tangible and intangible assets acquired and liabilities assumed are preliminary based on  management’s  estimates  and  assumptions  and  may  be  subject  to  change  as  additional  information  is  obtained  within  the  measurement period ending July 12, 2027 (not to exceed 12 months from the acquisition date). VEON expands digital healthcare services with Acquisition of Tabletki.ua As disclosed in Note 1 - General information, on February 10, 2026, Kyivstar Group Ltd. ("KGL"), a majority-owned subsidiary of  VEON, signed a share purchase agreement ("SPA") to acquire 100% of the shares of MTPK LLC and its subsidiaries (together,  the "Tabletki Group") for a total consideration of US$161 upon closing of the transaction. Tabletki Group, established in 2008, is a  Ukrainian  business  specializing  in  the  development  and  maintenance  of  the  automated  platform  for  searching  and  booking  medicines  and  other  products  from  pharmacies  in  Ukraine.  This  strategic  acquisition  marks  VEON’s  expansion  into  digital  healthcare  and  pharmacy-related  consumer  services  in  line with  VEON's  digital  operator  strategy. Tabletki Group  consists  of  MTPK LLC, Farmel LLC, and Farma Studio LLC. The total consideration transferred amounts to US$161, which was paid in full  in cash in Ukrainian hryvnia. The agreement was subject to customary closing conditions and approvals that were obtained on  February 10, 2026, the date the acquisition was completed. The transaction was accounted for in accordance with IFRS 3. The fair values of identifiable assets and liabilities of Tabletki Group at the date of acquisition were:    February 10, 2026 Non-current assets Intangible assets   79  Current assets Cash and cash equivalents   2  Other current assets   1  Current liabilities   (3)  Fair value of identifiable net assets 79 Goodwill resulting from acquisition 82 Purchase consideration 161 Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended  September 30, 2026 18

The following table shows the details of cash outflow during the nine-month period ended September 30, 2026: September 30, 2026 Cash outflow, net of cash acquired Cash consideration   161  Less: balances acquired Cash and cash equivalents   (2)  Net outflow of cash - investing activities   159  The fair value of the customer base was determined to be US$61 with an estimated useful life of 12 years. The valuation of the  customer relationships was performed using the multi-period excess earnings method. The fair value of the brands and trademarks was determined to be US$12 with an estimated useful life of 10 years. The valuation  of the brands and trademarks was performed using the relief-from-royalty method under the income approach. The  fair  value of  the  internally  developed software was determined  to be US$6 with an estimated useful  life  of  7  years. The  valuation of the internally developed software was performed using the replacement cost approach. The  fair value of acquired other current assets  related  to  trade and other  receivables  is US$1, which approximates  the gross  contractual amount, as a loss allowance is insignificant. The fair value of acquired other current liabilities amounted to US$3 and primarily comprised advances received from customers. The goodwill recognized on the acquisition of Tabletkі Group represents the excess of the consideration transferred over the fair  value of the identifiable net assets acquired at the acquisition date. Goodwill  primarily  reflects  the  expected  synergies  arising  from  the  integration  of  Tabletkі  Group  into  the Group’s  operations,  including  enhanced  market  presence  in  the  digital  healthcare  ecosystem,  access  to  established  customer  relationships,  expansion  into  new  digital  services,  and  the  development  and  deployment  of  new  digital  devices  leveraging  combined  technological capabilities. These benefits do not meet the criteria for separate recognition as identifiable intangible assets. The recognized goodwill is not deductible for tax purposes. There were no  transactions  recognized separately  from  the acquisition of assets and assumption of  liabilities  in  the business  combination. From  the  date  of  acquisition,  Tabletki  Group  contributed  US$21  of  revenue  and  US$13  profit  before  tax  to  VEON.  If  the  acquisition had taken place at the beginning of the year, the contribution to revenue would have been US$24 and contribution to  profit before tax for VEON would have been US$15. Acquisition-related  costs  of  US$1  are  included  in  selling,  general  and  administrative  expenses  in  the  interim  condensed  consolidated income statement, and in operating cash flows in the interim condensed consolidated statement of cash flows. During  the  nine  months  ended  September  30,  2026,  KGL  finalized  the  accounting  for  the  acquisition  of  Tabletki  Group  in  accordance  with  IFRS  3.  The  finalization  resulted  in  measurement  period  adjustments  to  the  acquisition  date  fair  values  of  identifiable net assets and goodwill as described below.  The  measurement  period  adjustments  reflected  additional  information  obtained  after  the  acquisition  date  about  facts  and  circumstances that existed as of that date and comprised: • an  increase  in  purchase  consideration  of  US$1  following  the  finalization  of  the  post-closing  completion  accounts  adjustment mechanism; and • an increase of US$2 in the fair value of internally developed software recognized as an identifiable intangible asset. The  corresponding  adjustments were  recognized  retrospectively  as  if  the  accounting  for  the  business  combination  had  been  completed at the acquisition date, with a corresponding adjustment to goodwill. Acquisition of ISP Shtorm LLC On February 26, 2026, KGL acquired 100% of  the equity  interests  in  ISP Shtorm LLC ("Shtorm"), a  regional  fixed broadband  internet  service  provider  operating  in  Ukraine.  This  strategic  acquisition  supports  VEON’s  continued  expansion  in  the  fixed  broadband segment and strengthens its position in converged telecommunications services. KGL acquired 100% of Shtorm for  total consideration of US$10 upon the closing of the transaction on February 26, 2026. Upon completion of the transaction, US$7 of the total consideration was paid  in cash, with the remaining US$3 recognized as  deferred consideration, subject to customary closing adjustments. Based on the initial purchase price allocation, the fair value of  Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended  September 30, 2026 19 the net assets acquired was US$4 at the acquisition date, resulting in the recognition of goodwill of US$6, primarily attributable to  expected  synergies  from  integrating  the acquired business  into VEON’s operations and  the assembled workforce. During  the  three months ended September 30, 2026, the deferred consideration of US$3 was fully settled.  During the nine months ended September 30, 2026, KGL finalized the purchased price allocation for the acquisition of Shtorm.  The final acquisition date fair values of identifiable nets assets acquired and goodwill are as stated above. From the acquisition date, the contribution of Shtorm to VEON’s revenue is US$2 and profit before tax is less than US$1. VEON expands renewable energy with acquisition of six solar power plants On May 26, 2026, VEON announced that KGL acquired 100% of the equity interests in six solar power plant entities consisting of  Energopostach-Plus  LLC,  Lightful  LLC, Sunlight Generation  LLC, Ternovytsia Solar  LLC, Energy Space LLC and Ternovytsia  Solar Plus LLC,  for cash consideration of US$71 paid  to  the seller. Prior  to  the acquisition, KGL also provided approximately  US$11 of reimbursable financial assistance to the target companies to refinance existing bank indebtedness. The acquired entities own and operate six solar power plants  located  in  the Lviv  region of Ukraine with a combined  installed  generation  capacity  of  105  MW.  The  acquisition  is  consistent  with  the  VEON’s  strategy  to  expand  its  energy  generation  capabilities and enhance energy independence through investments in renewable energy infrastructure. The acquisition was accounted  for  in accordance with  IFRS 3. The allocation of  the purchase consideration  to  the  identifiable  assets  acquired  and  liabilities  assumed  is  provisional  as  of  September  30,  2026.  VEON  is  in  the  process  of  finalizing  the  valuation of  the acquired assets and  liabilities,  including property  and equipment  and any  related deferred  tax balances. Any  measurement period adjustments identified during the measurement period will be recognized retrospectively in accordance with  IFRS 3. The provisional fair values of identifiable assets acquired and liabilities assumed at the acquisition date were as follows: May 26, 2026 Non-current assets Property and equipment   49  Intangible assets   11  Deferred tax assets   3  Current assets Trade receivables and other assets   6  Cash and cash equivalents   2  Current liabilities   (11)  Non-current liabilities Deferred tax liability   (7)  Other non-current liabilities   (1)  Fair value of identifiable net assets 52 Goodwill resulting from acquisition 19 Purchase consideration 71 The following table shows the details of cash outflow during nine-month period ended September 30, 2026: September 30, 2026 Cash outflow, net of cash acquired Cash consideration   71  Less: balances acquired Cash and cash equivalents   (2)  Net outflow of cash - investing activities 69 The  acquired  property  and  equipment  primarily  comprise  solar  power  plant  infrastructure,  including  solar modules,  inverters,  transformers,  structures,  buildings,  grid-related  equipment,  other  fixed  assets  and  construction  in  progress.  Excluding  construction in progress, the depreciable acquired property, plant and equipment have an estimated weighted-average remaining  useful life of approximately 17 years. The acquired property, plant and equipment were provisionally measured at a fair value of  US$49, representing a fair value step-up of approximately US$31 over the acquiree’s carrying amounts immediately prior to the  Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended  September 30, 2026 20 acquisition.  The  valuation  of  the  property  and  equipment  was  performed  using  the  cost  approach,  specifically  the  current  replacement cost method. An identifiable asset relating to feed-in tariff arrangements was recognized at its acquisition date fair value of US$11. The asset  was recognized separately from goodwill as it arises from contractual and other legal rights existing at the acquisition date and is  expected  to  generate  economic  benefits  through  regulated  feed-in  tariff  rates  until  the  expiry  of  the  feed-in  tariff  regime  on  December 31, 2029. The intangible asset has an estimated useful life of approximately 4 years, corresponding to the period from  the acquisition date (May 26, 2026) to the expiry of the feed-in tariff arrangements on December 31, 2029. The fair value of the  intangible asset was determined using an income approach, applying a with-and-without method. Under this approach, fair value  reflects the present value of the incremental cash flows attributable to the feed-in tariff arrangements. The fair value of acquired trade receivables and other assets is US$6, which approximates the gross contractual amount, as a  loss allowance is insignificant. As disclosed above, current  liabilities  include approximately US$11 of  reimbursable  financial assistance provided  to  the  target  entities prior to the acquisition to refinance existing bank indebtedness. This financial assistance was accounted for separately  from the acquisition and was not included in consideration transferred. The deferred tax asset of US$3 primarily relates to cumulative tax losses available for future utilization. The deferred tax liability  of  US$7  primarily  arises  from  fair  value  adjustments  and  the  recognition  of  identifiable  assets  as  part  of  the  purchase  price  allocation following the acquisition. The goodwill recognized on the acquisition of the solar power plants represents the excess of the consideration transferred over  the fair value of the identifiable net assets acquired at the acquisition date. Goodwill primarily reflects the expected synergies arising from the integration of the solar power plants into VEON’s operations,  including  enhanced  energy  security,  reduced  exposure  to  energy  market  price  fluctuations,  and  operational  synergies  from  integrating the acquired solar plants into the VEON's existing Infrastructure business operations. These benefits do not meet the  criteria for separate recognition as identifiable intangible assets. The recognized goodwill is not deductible for tax purposes. Other  than  financial  assistance  provided  prior  to  acquisition  (as  disclosed  above),  there  were  no  transactions  recognized  separately from the acquisition of assets and assumption of liabilities in the business combination. From  the date of acquisition,  the solar power plants contributed US$8 of  revenue and US$4 profit before  tax  to VEON.  If  the  acquisition had taken place at the beginning of the period, the contribution to revenue would have been US$15 and contribution  to the profit before tax would have been US$7.  Acquisition-related  costs  of  US$1  are  included  in  selling,  general  and  administrative  expenses  in  the  interim  condensed  consolidated income statement, and in operating cash flows in the interim condensed consolidated statement of cash flows. The  accounting  for  the  purchase  of  the  six  solar  power  plants  is  provisional  as  the  valuation  of  property  and  equipment,  intangible and other assets and liabilities, and residual goodwill related to this acquisition is not complete. Additional information  is  being  obtained  and  evaluated  in  relation  to  facts  and  circumstances  that  existed  as  of  the  acquisition  date,  including  final  asset-level  valuation  inputs  and  assumptions,  the  assessment  of  contractual  arrangements  and  obligations,  and  supporting  documentation for certain assets and liabilities existing at  the acquisition date. Accordingly the fair values assigned to tangible  and intangible assets acquired and liabilities assumed are provisional based on management’s estimates and assumptions and  may be subject to change as additional  information is obtained within the measurement period (not to exceed 12 months from  the acquisition date). Liquidation of VC ESOP During June 2026, VEON completed the liquidation of VC ESOP entity in Belgium, an indirect wholly owned subsidiary of VEON  held through VEON Amsterdam B.V. As a result, VEON lost control of VC ESOP and accounted for the transaction as a disposal  of  a  subsidiary  under  IFRS  10.  VC  ESOP  constituted  a  foreign  operation  and,  accordingly,  the  cumulative  foreign  currency  translation reserve relating to VC ESOP was reclassified from equity to profit or loss on disposal in accordance with IAS 21. The  amount  reclassified  was  US$19  and  was  recognized  within  gain  on  disposal  of  subsidiaries,  net  in  the  condensed  interim  consolidated  income  statement.  The  cumulative  translation  reserve  primarily  related  to  historical  exchange  differences  recognized before VC ESOP changed its functional currency to US dollars in 2016. Translation differences recognized after that  date were not significant. VC ESOP had no material net assets or liabilities at the date control was lost. No material gain or loss  arose on disposal apart from the reclassification of the cumulative foreign currency translation reserve. Liquidation of Bardym Enterprises Limited During  the  nine-month  period  ended  September  30,  2026,  VEON  completed  the  liquidation  of  Bardym  Enterprises  Limited  ("Bardym"), entity in Cyprus, an indirect wholly owned subsidiary of VEON held through VEON Intermediate Holdings B.V.. As a  Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended  September 30, 2026 21 result, VEON lost control of Bardym and accounted for the transactions as a disposal of a subsidiary under IFRS 10. Bardym,  constituted  foreign  operations  and,  accordingly,  the  cumulative  foreign  currency  translation  reserve  relating  to  Bardym  was  reclassified  from equity  to profit or  loss on disposal  in accordance with  IAS 21. The amount  reclassified was US$12 and was  recognized within gain on disposal of subsidiaries, net in the condensed interim consolidated income statement. The cumulative  translation reserve primarily related to historical exchange differences recognized before Bardym changed its functional currency  to US dollars in 2024. Translation differences recognized after that date were not significant. Bardym had no material net assets  or  liabilities  at  the  date  control  was  lost.  No  material  gain  or  loss  arose  on  disposal  apart  from  the  reclassification  of  the  cumulative foreign currency translation reserve. Sale of Medcable On September 3, 2026, VEON signed a SPA for the sale of its 100% stake in Med Cable Limited ("Med Cable") which was held  by VEON Algeria Holdings B.V. (an indirect subsidiary of the Company) to H & Suliman Consulting LLC for a consideration of one  nominal U.S. dollar. Subsequently on September 11, 2026 upon fulfillment of all conditions subject to closing, the control of Med  Cable was transferred to H & Suliman Consulting LLC. Consequently, the Company derecognized the net liabilities of US$3 and  reclassified the cumulative foreign currency translation reserve of US$16 resulting in gain on sale of subsidiary of US$19. Sale of QazCode assets to Amdocs On  September  30,  2026,  QazCode  LLP  (subsidiary  of  Kar-Tel)  sold  the  five  software  applications  to  Amdocs  Services  Kazakhstan LLP for a total consideration of US$38, of which part is deferred over two years. The consideration was recorded at  present value of US$33 and the Group recognized a gain on sale of US$31, presented within gain on disposal of non-current  assets in the interim condensed consolidated income statement. On  the  same  date,  the  Group  entered  into  ten-year  agreements  with  entities  of  the  Amdocs  group  for  managed  services,  maintenance  and  development  of  IT  systems.  Under  these  agreements,  the Group  recognized  an  intangible  asset  of  US$3,  representing the right to use five applications. As of September 30, 2026, the Group had purchase commitments of US$116 over  ten-year terms.  Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended  September 30, 2026 22

Table of Contents

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

During the nine-month period ended September 30, 2025

NASDAQ listing of Kyivstar Group via de-SPAC transaction

On August 14, 2025, Cohen Circle (or SPAC), merged with a subsidiary of the Company, with Cohen Circle surviving the merger. As part of this transaction, Kyivstar Group effectively acquired SPAC's net assets of approximately US$162 (consisting of US$178 in cash and liabilities of US$16 in accrued transaction costs), in exchange for Kyivstar Group common shares, vesting securities and warrants. As a result of the transaction, Kyivstar Group recognized a listing expense calculated as the excess of the consideration transferred above the net assets of Cohen Circle. The listing expense of US$162 was recognized in accordance with IFRS 2 and calculated based on the total fair value of equity issued of US$324, net of the SPAC's net assets acquired of US$162. As a result, VEON's interest in Kyivstar Group decreased from 100% to 89.6% and the Group recognized a non-controlling interest, measured utilizing a proportionate interest method, of US$356 adjusted by a re-attributed portion of accumulated currency translation loss related to the non-controlling interest of US$215. The Group also incurred US$30 of transaction costs that were deducted from the net proceeds from the transaction.

The following table summarizes the proceeds raised net of transaction costs incurred in relation to the transaction:

	Amount
SPAC cash balance	178
SPAC accrued transaction costs	(16)
SPAC cash net of transaction costs	162
Transaction costs incurred by VEON	(30)
Net proceeds from the transaction	**132**

The following table provides the snapshot of fair value of consideration and calculation of listing expense:

USD in millions, except share/warrant and per share/warrant data	Per share/warrant value	Shares / Warrants	Fair Value
Ordinary shares	$ 12.70	22,597,245	287
Vesting securities - Tranche 1	$ 8.70	661,919	6
Vesting securities - Tranche 2	$ 8.10	661,919	5
Warrants fair value (Note 8)	$ 3.35	7,666,629	26
Fair value of consideration			324
Cohen Circle Net Assets Acquired			162
Excess of fair value of consideration over Cohen Circle's net assets (IFRS 2 Charge for listing service)			162

The Group issued 7,666,629 warrants in exchange for each of the 7,666,629 issued and outstanding Cohen Circle warrants that were automatically surrendered at the closing date of the transaction. These warrants have been determined to be derivative instruments that will or might be settled other than by the exchange of a fixed amount of cash for a fixed number of own equity instruments, they meet the definition of financial liabilities. The Group has determined that the warrants should be classified as derivative financial liabilities under IFRS and measured at fair value with changes in fair value recognized in the income statement (refer to *Note 8 - Investments, debt and derivatives* for further details).

The vesting securities represent a potential contingent payment arrangement which are considered a share-based payment under IFRS 2. The vesting is based on a market condition, linked to Kyivstar Group's share price. There is no service condition attached to the vesting of the shares. As a result, this condition is considered to be a non-vesting condition rather than a market condition. The non-vesting condition was taken into account when estimating the grant date fair value of the vesting shares issued. The IFRS 2 fair value of the vesting securities was calculated and included in the determination of the listing expense recognized in the income statement. As the vesting securities are classified as an equity-settled share-based payment, there is no subsequent remeasurement of these securities.

The Company utilized a Monte Carlo simulation model to determine the fair value of the vesting securities. The use of the Monte Carlo simulation model required the Company to make estimates and assumptions, such as expected volatility, expected term and risk-free interest rate which were based on the best information available to management at the time of closing.

VEON sale of Beeline Kyrgyzstan

On August 1, 2025, a share purchase agreement was signed between Menacrest AG and Open Joint Stock Company Eldik Bank ("Eldik Bank") for the sale of Beeline Kyrgyzstan operations. On August 13, 2025, VEON announced that it had completed the sale of Sky Mobile LLC, operating under the Beeline brand in Kyrgyzstan, to Eldik Bank. The transaction was completed

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026 23 following receipt of all necessary regulatory approvals. The  following  table  shows  the  results  for  the Beeline Kyrgyzstan  transaction  that  are  accounted  for  in  these  financials  as  of  September 30:   2025 Sale consideration   45  Carrying amount of net assets at disposal *   (43)  Gain on sale before reclassification of foreign currency translation reserve 2 Reclassification of foreign currency translation reserve   (99)  Loss on disposal (97) * Net assets include US$5 relating to cash and cash equivalents at disposal. The following table shows the assets and liabilities disposed on August 13, 2025 relating to Beeline Kyrgyzstan operations as of: August 13, 2025 Non-current assets Property and equipment   39  Intangible assets   10  Deferred tax assets   3  Current assets Inventories   1  Trade and other receivables   15  Other current assets   12  Total assets disposed 80 Non-current liabilities Debt and derivatives   7  Current liabilities Trade and other payables   22  Other non-financial liabilities   8  Total liabilities disposed 37 Sale of Med Cable Limited On March 31, 2025, VEON signed a SPA for the sale of its 100% stake in Med Cable Limited to Algérie Telecom Europe, S.A.U.  for a consideration of one nominal U.S. dollar. Completion of the sale of VEON's stake in Med Cable Limited, which is held by  VEON Algeria Holdings B.V. (an indirect subsidiary of the Company), is subject to conditions specified in the SPA. As a result of  this anticipated transaction and assessment that control of Med Cable Limited will be transferred, as from the date of the SPA  signing, the Company classified Med Cable Limited as held for sale. As  of  June  30,  2026,  the management  had  reassessed  and  concluded  that  a  sale  was  no  longer  probable  and  decided  to  discontinue the disposal plan. As a result, the criteria for classification as held for sale under IFRS 5 were no longer met as of  June 30, 2026 and the Company reversed the held for sale classification and reclassified the assets and liabilities of Med Cable  Limited  to  their  respective  line  items  in  the consolidated statement of  financial position, as of  that date. Subsequently, during  September 2026, VEON finalized the sale agreement with a new buyer and consequently sold the entity, see above for further  details during the nine-month period ended September 30, 2026. Acquisition of Uklon On March 19, 2025, VEON announced  its wholly-owned subsidiary Kyivstar had signed an agreement  to acquire Uklon group  (“Uklon”), a leading Ukrainian ride-hailing and delivery platform. This strategic acquisition marks Kyivstar’s expansion into a new  area of digital consumer services in line with VEON’s digital operator strategy. Kyivstar acquired 97% of Uklon shares for a total  consideration of US$158 upon the closing of  the transaction. The agreement was subject  to customary closing conditions and  approvals that were obtained on April 2, 2025, the date the acquisition was completed. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended  September 30, 2026 24

The fair values of identifiable assets and liabilities of Uklon at the date of acquisition were:   April 2, 2025 Non-current assets Intangible assets   58  Current assets Trade and other receivables   2  Cash and cash equivalents   12  Non-current liabilities Deferred tax liability   (7)  Current liabilities Trade and employee related payables   (6)  Other current liabilities   (10)  Fair value of identifiable net assets 49 Goodwill resulting from acquisition 109 Purchase consideration 158 The following table shows the details of purchase consideration at the acquisition date: April 2, 2025 Cash paid *   141  Fair value of contingent consideration   16  Put option liability   1  Total purchase consideration 158 * Total cash consideration consisted of US$129 for the acquisition of 97% of Uklon Group’s shares and a US$12 payment to settle employee awards. During the three-month period ended September 30, 2025, US$9 of contingent consideration was paid. The following table shows the details of cash outflow during the nine-month period ended September 30, 2025: September 30, 2025 Cash consideration   153  Less: balances acquired Cash and cash equivalents   (12)  Net outflow of cash - investing activities   141  Contingent consideration of US$12 recognized as of the acquisition date has been fully paid as of September 30, 2025. Employees bonuses contingent consideration liability related to the portion attributable to pre-acquisition service, recognized at  the acquisition date at fair value, resulted from the replacement of share-based payment rewards with new bonuses liability that  is payable upon fulfillment of certain conditions under the SPA. The possible outcomes range from nil to US$4, with management  assessing full payment as highly probable. As part of  the agreement, Kyivstar entered  into a symmetrical put and call option agreement  for  the  remaining 3%  interest  in  Uklon. The put and call options may be exercised from April 2, 2028 through April 2, 2035. As a result, on the acquisition date,  VEON determined that it had a present ownership interest in the remaining 3% interest in Uklon and has accounted for the call  and put option as part of the consideration transferred and therefore, no non-controlling interest was recognized. Accordingly, the  option  has  been  recorded  as  a  financial  liability  at  the  present  value  of  the  amounts  payable  on  exercise  with  subsequent  changes recognized in the interim condensed consolidated income statement.  The fair value of the customer base was determined to be US$32 with an estimated useful life of 10 years. The fair value of the  customer  base  was  determined  using  the multi-period  excess  earnings method.  The multi-period  excess  earnings  approach  involves  forecasting  the  net  earnings  expected  to  be  generated  by  the  asset,  reducing  them  by  appropriate  returns  on  contributory assets, and then discounting the resulting net cash flows to a present value using an appropriate discount rate. The  fair  value of  the  trademark was determined  to be US$18 with an estimated useful  life of 10  years. The  fair  value of  the  trademark was determined using  the relief-from-royalty method under  the  income approach. This  involves  forecasting avoided  Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended  September 30, 2026 25 royalties, reducing them by taxes and discounting the resulting net cash flows to a present value using an appropriate discount  rate. The fair value of the developed technology intangible asset was determined to be US$8 with an estimated useful life of 3 years.  The  fair  value  of  the  developed  technology  was  determined  using  the  replacement  cost  approach.  In  the  replacement  cost  approach, the fair value of an asset is based on the cost of a market participant to reconstruct a substitute asset of comparable  utility, adjusted for any obsolescence. The fair value of acquired trade and other receivables is US$2, which is very close to the gross contractual amount, as a loss  allowance is insignificant. The significant goodwill  recognized  from  the acquisition of Uklon can be attributed  to several  factors,  including Uklon's strong  brand value and established customer  relationships, which enhance Kyivstar’s market position. Additionally,  the  integration of  Uklon’s  services  is  expected  to  create  operational  synergies,  leading  to  cost  savings  and  improved  service  offerings.  The  acquisition also allows  for market  expansion and  increased  subscriber  growth potential, while Uklon's  technological  expertise  contributes  to  innovative capabilities. Overall,  the goodwill  reflects  the anticipated  future economic benefits arising  from  these  elements. The goodwill will not be deductible for tax purposes. There were no  transactions  recognized separately  from  the acquisition of assets and assumption of  liabilities  in  the business  combination. From the date of acquisition, Uklon contributed US$46 of revenue and US$14 profit before tax to VEON. If the acquisition had  taken place at the beginning of the year, the contribution to revenue would have been US$66 and contribution to the profit before  tax for VEON would have been US$19. These amounts have been calculated using Uklon’s results and adjusting them for:  • differences in the accounting policies between VEON and Uklon, and • additional amortization  that would have been charged on the assumption that  the  fair value adjustments  to  intangible  assets had applied from January 1, 2025, together with their consequential tax effects. Acquisition-related  costs  of  US$0.5  are  included  in  selling,  general  and  administrative  expenses  in  the  interim  condensed  consolidated income statement, and in operating cash flows in the interim condensed consolidated statement of cash flows. During the three-month period end period ended September 30, 2025, VEON recorded measurement period adjustments related  to  the  acquisition  of  Uklon  to  reflect  additional  information  identified  after  the  six-month  period  ended  June  30,  2025.  The  adjustments include recognition of US$6 of unpaid transaction costs as assumed liabilities and a total decrease of US$1 related  to the fair value of the put option liability and deferred tax liability. As a result, the fair value of identifiable net assets decreased  from  US$54  million  to  US$49,  and  goodwill  increased  from  US$104  to  US$109.  These  adjustments  were  made  within  the  measurement period and reflect facts and circumstances existing at the acquisition date. VEON sale of its Pakistan tower portfolio to Engro Corp On December 5, 2024, VEON announced that it is entering into a strategic partnership with Engro Corporation Limited (“Engro  Corp”)  with  respect  to  the  pooling  and management  of  its  infrastructure  assets,  starting  in  Pakistan.  Under  the  partnership,  VEON's infrastructure assets under Deodar (Private) Limited (“Deodar”), a wholly owned subsidiary of VEON, will vest into Engro  Corp  via  a  scheme  of  arrangement  upon  completion  of  conditions  under  the  partnership  which  primarily  include  receipt  of  regulatory  approvals  from  relevant  Government  authorities  in  Pakistan.  VEON  will  continue  to  lease  Deodar’s  extensive  infrastructure for the provision of nationwide mobile voice and data services under a long-term partnership agreement.  On April 30, 2025, based on the expected closing conditions of the transaction, management assessed that the sale of Deodar is  considered to be highly probable and therefore, the assets and liabilities of Deodar were classified as held for sale. Following the  classification as held for sale, the Company did not account for depreciation and amortization expenses of Deodar’s assets.  On June 3, 2025, upon successful completion of the transaction after all regulatory and other approvals were obtained, control  over  Deodar  was  assessed  to  be  transferred  to  Engro  Corp.  As  per  the  terms  of  the  agreement,  total  consideration  was  US$562.5 out of which US$187.5 was paid upfront and remaining was to be paid in US$20 equal monthly installments over the  period of 19 months from date of completion. The deferred sale consideration was discounted and recognized at present value  resulting in total consideration to be recorded at the date of completion for US$547.5.  PMCL and Engro Corp also entered into a Master Tower Agreement ("MTA") under which VEON leased back the extensive part  of  the  sold Deodar's  infrastructure assets  for  an  initial  non-cancellable  lease  term of  12  years. Overall,  lease  liabilities  in  the  amount  of  US$633  and,  as  a  result  of  the  sale-and-leaseback  arrangements,  retained  right-of-use  assets  together  with  the  service component in the amount of US$333 were recognized. The portion of the gain attributable to the retained use of the sold  assets, amounting to US$300, will have an impact on profit or loss in later periods by way of lower depreciation of the capitalized  right-of-use assets. Furthermore, US$454 of the cumulative amount of the exchange differences gains related to Deodar foreign  operations  recognized  in  other  comprehensive  income  was  reclassified  from  equity  to  consolidated  income  statement  upon  Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended  September 30, 2026 26 disposal and net deferred tax assets of US$109 were recognized in the consolidated statement of financial position. Overall, a  gain on sale of subsidiary of US$502 was recognized as disclosed in table below. The following table shows the results for the Deodar sale transaction that are accounted for in these financials as of September  30:   2025 Sale consideration   548  Carrying amount of net assets at disposal *   (200)  Gain on sale before reclassification of foreign currency translation reserve and sale and lease back implication 348 Right of use assets recognized 333 Lease liabilities recognized   (633)  Reclassification of foreign currency translation reserve   454  Gain on disposal 502 Deferred tax asset, net   109  * Net assets include US$7 relating to cash and cash equivalents at disposal. The following table shows the assets and liabilities disposed on June 3, 2025 relating to Deodar operations as of: June 3, 2025 Non-current assets Property and equipment   92  Goodwill   58  Deferred tax assets   65  Other non-current assets   1  Current assets Trade and other receivables   357  Other current assets   65  Total assets disposed 638 Non-current liabilities Debt and derivatives   27  Other non-current liabilities   9  Current liabilities Trade and other payables   388  Debt and derivatives   14  Total liabilities disposed 438 Sale of VEON Wholesale Services B.V. On March 7, 2025, VEON signed a SPA for the sale of its 100% stake in VEON Wholesale Services B.V. ("VWS") to H & Suliman  Consulting LLC for a consideration of US$3. Completion of the sale of VEON's stake in VWS, which is held by VEON Amsterdam  B.V. (an indirect subsidiary of the Company), was subject to conditions specified in the SPA and on April 2, 2025, the control of  VWS was transferred to H & Suliman Consulting LLC and the Company recorded a loss on sale of subsidiary of US$5. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended  September 30, 2026 27

6 PROPERTY AND EQUIPMENT The following table summarizes the movement in the net book value of property and equipment for the nine-month period ended  September 30: 2026 2025 Balance as of January 1 3,757 3,016 Acquisitions   54    —  Additions   615    1,037  Modifications and re-assessments   98    96  Disposals   (12)    (26)  Divestment and reclassification as held for sale   (31)    (96)  Depreciation   (473)    (429)  Impairment, net   (6)    (6)  Currency translation   81    (17)  Transfers   3    (9)  Balance as of September 30 4,086 3,566 Unitel sale and leaseback transaction In March 2026, Unitel LLC (“Unitel”), a wholly owned subsidiary of VEON, completed a sale and leaseback transaction in respect  of a building for cash consideration of US$34 and simultaneously entered into a 10-year lease agreement for the continued use  of the property. The  transaction was accounted  for  in  accordance with  IFRS 16. Upon completion of  the  sale and  leaseback  transaction,  the  Group derecognized the carrying amount of the building of US$32 and recognized a lease liability of US$32 together with a right- of-use asset of US$30,  representing  the Group’s  retained right  to use  the building over  the  lease  term. A gain of US$0.1 was  recognized in profit or  loss, reflecting only the amount of  the gain attributable to the rights transferred to the buyer-lessor. The  remaining  portion  of  the  gain,  amounting  to  US$2  and  relating  to  the  Group’s  retained  right  of  use,  was  not  recognized  immediately and will be reflected over future periods through lower depreciation of the recognized right-of-use asset. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended  September 30, 2026 28

Table of Contents

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

7 INTANGIBLE ASSETS

The following table summarizes the movement in the net book value of intangible assets, including goodwill for the nine-month period ended September 30:

	2026	2025
Balance as of January 1	**1,549**	**1,510**
Acquisition	218	167
Additions *	326	84
Disposals and write offs	(2)	(1)
Divestment and reclassification to held for sale	—	(58)
Amortization	(192)	(169)
Currency translation	2	(8)
Transfers	(3)	10
Balance as of September 30	**1,898**	**1,535**

** Includes 5G Spectrum license in Pakistan for approximately US$209, refer Note1 - General Information for further details.*

Goodwill

Goodwill is included within the above total intangible asset. The significant additions during the period were relating to the acquisitions as explained in Note 5 - significant transactions.

Allocation of Goodwill

Subject to an operating segment ceiling test, for the purposes of goodwill impairment testing, Cash Generating Unit "CGU" to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to CGU or group of CGUs that are expected to benefit from the synergies of the combination.

In 2026, the Group documented this allocation approach and applied it consistently to all existing goodwill balances. The only change arose in Ukraine where the goodwill from the acquisition of Uklon which was previously tested at the level of Uklon CGU is now allocated to, and tested at, the Ukraine group of CGUs level. The change did not result in any impairment loss in the current or comparative period.

Impairment analysis

Goodwill is tested for impairment annually (at September 30) or when circumstances indicate the carrying value may be impaired. The Company's impairment test is primarily based on fair value less cost of disposal calculations (Level 3 in the fair value hierarchy) using a discounted cash flow model, based on cash flow projections from business plans prepared by management adjusted to align with an average market participant view, where necessary. The Company considers, amongst other things, the relationship between its market capitalization and its book value, as well as the weighted average cost of capital and the quarterly financial performance of group of CGUs when reviewing for indicators of impairment in interim periods. The Group's non-goodwill CGUs are reviewed for indicators of impairment or reversal at each reporting date, and a full test is performed where an indicator is identified.

The Company will provide detailed disclosures of key assumptions, methodologies, and sensitivity analyses in its annual consolidated financial statements as of and for the year ended December 31, 2026.

Based on impairment tests performed at September 30, 2026 and September 30, 2025, no impairment of goodwill or other intangible assets was identified in any CGU. During the nine-month period ended September 30, 2026 impairment losses of US$6 (2025: US$6) were recognized for specific items of property and equipment that had suffered physical damage or deterioration.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026 29

Table of Contents

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

FINANCING ACTIVITIES OF THE GROUP

8 INVESTMENTS, DEBT AND DERIVATIVES

The Company holds the following investments and derivative assets:

	September 30, 2026	December 31, 2025
At fair value		
Derivatives designated as cash flow hedge	3	—
Other equity investments	37	38
	40	**38**
At amortized cost		
Security deposits and cash collateral	148	159
Bank deposits	2	2
Deferred consideration from sale of subsidiary	74	250
Other investments	221	184
	445	**595**
Total investments and derivatives	**485**	**633**
Non-current	53	144
Current	432	489

Security deposits and cash collateral

Security deposits and cash collateral measured at amortized cost mainly consist of restricted bank deposits of US$36 (2025: US$27) and restricted cash of US$95 (2025: US$118), which are mainly held at our banking operations in Pakistan and our operating companies in Ukraine.

Deferred consideration from sale of subsidiary

This includes US$74 deferred consideration for the sale of Deodar (2025: USD$250).

Other equity investments at fair value

Other investments at fair value are measured at fair value through other comprehensive income and relate to equity investments held in Pakistan US$2 (2025: US$4), Bangladesh US$34 (2025: US$34) and Dubai US$1 (2025: nil).

Other Investments at amortized cost

Other investments at amortized cost include loans granted to minority shareholder Crowell Investments Limited by VIP Kazakhstan Holding AG and VIP Kyrgyzstan Holding AG of nil each, these loans were settled during third quarter of 2026 against dividend payable balances (2025: US$27 each), investment in Pakistan sovereign bonds of US$8 (2025: US$33), short term repo lending at our banking operations in Pakistan of US$161 (2025: US$94), Investment in Sukuk bonds in one of our operating companies in Pakistan of US$7 (2025: nil) and short term deposit in Ukraine and Pakistan of US$40 (2025: nil) and US$3 (2025: nil).

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026 30

The Company holds the following debt and derivative liabilities: September 30, 2026 December 31, 2025 At fair value Derivative relating to ADG resolution   18  — Warrants   34    27  52 27 At amortized cost Borrowing, of which   3,286    3,143  i)   Principal amount outstanding   3,171    3,049  ii)  Other Borrowings   115    94  Interest accrued   101    63  Discounts and unamortized fees   (29)    (19)  Bank loans and bonds 3,358 3,187 Lease liabilities   1,877    1,760  Other financial liabilities   324    171  5,559 5,118 Total debt and derivatives 5,611 5,145 Non-current   4,367    4,043  Current   1,244    1,102  Other borrowings include long-term capex accounts payable of US$115 (2025: US$94). Warrants  As of September 30, 2026, the Group had 7,666,528 Warrants outstanding (2025: 7,666,528). Each Warrant entitles the holder  to purchase 1 common share in KGL at an exercise price of US$11.50 per share. The Warrants are exercisable from September  14, 2025 and will expire on August 14, 2030. There were no Warrants exercised during the nine-month period ended September  30,  2026  (2025:  one).  The  change  in  the  fair  value  of  the Warrants  for  the  nine-month  period  ended  September  30,  2026  amounted to a loss of US$7 recorded within other non-operating gain / (loss), net on the interim condensed consolidated income  statement.  Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended  September 30, 2026 31

Significant changes in financial assets and financial liabilities There is no other significant increase in financial assets except for the one already disclosed in tables and notes above in this  section, while the increase in lease liabilities resulted in higher financial liabilities during the nine-month period ended September  30,  2026.  Furthermore,  there  were  no  changes  in  risk  management  policies  as  disclosed  in  the  Group’s  audited  annual  consolidated financial statements as of and for the year ended December 31, 2025. During the nine-month period ended September 30, 2026 Kyivstar Group Ltd. ("KGL") secondary public offering of shares held by VEON As disclosed in Note 1 - General information, during the period the Group completed the sale of 6% of its ownership interest in  KGL,  representing  13,975,000  common  shares  out  of  a  total  subscription  of  14,375,000  common  shares,  through  a  public  offering for net proceeds of US$140 presented as cash inflows from financing activities. As  a  result  of  the  transaction,  the Group’s  ownership  interest  in KGL  decreased  from 89.6%  to  83.6%, while  non‑controlling  interest (“NCI”) increased from 10.4% to 16.4%. Control over KGL was retained and, accordingly, the transaction was accounted  for as a transaction with owners in accordance with IFRS 10 Consolidated Financial Statements. No gain or loss was recognized  in the interim condensed consolidated income statement. The carrying amount of NCI increased by US$80, including re-attribution of accumulated cumulative foreign currency translation  loss of US$127 related to the disposed interest. The balancing adjustment of US$67 was recognized in other capital reserves as  a debit.  VEON announces agreement with the Dhabi Group regarding historical claims under a shareholders agreement (ADG resolution) On March 12, 2026, VEON announced that  it had entered into an agreement with the Dhabi Group regarding historical claims  under a shareholders agreement. As part of this agreement, VEON welcomed the Dhabi Group, whose principal is His Highness  Sheikh Nahyan bin Mubarak Al Nahyan, as a shareholder in the Company. Under the terms of the agreement, Dhabi Group fully  withdrew all  its claims and VEON agreed  to pay  the Dhabi Group US$120  in cash plus US$30 equivalent  in ADSs (the "ADS  Payment"). Additionally,  twenty-four months  after  the  date  of  agreement, VEON will make  further  cash  payment  equal  to  the  difference of US$60 and the market value of  the ADS Payment at a  future date. Accordingly, VEON recognized a provision of  US$170 as of December 31, 2025, representing management’s estimate of the expected outflow. Following execution of  the accelerated resolution agreement,  the US$170 provision recognized as of December 31, 2025 was  reclassified  to  financial  liabilities  and  subsequently  accounted  for  within  the  scope  of  IFRS  9.  The  liability  was  then  partially  settled through a cash payment of US$120 and the transfer of US$30 equivalent in ADSs, resulting in the transfer of 13,794,400  VEON common shares (551,776 ADSs), determined based on the 30-day volume-weighted average price of US$54.40 per ADS.  In  accordance with  IFRIC  19  -  Extinguishing  Financial  Liabilities  with  Equity  Instruments,  the  extinguishment  of  the  financial  liability through the issue of equity instruments was measured based on the fair value of the equity instruments transferred. The  ADS Payment had a fair value of US$27 at the transfer date, resulting in a gain of US$3 recognized within other non-operating  gain / (loss), net, in the interim condensed consolidated income statement. During the nine and three-month periods ended September 30, 2026, the remaining unsettled embedded derivative component  of the resolution agreement was accounted for as a derivative financial liability under IFRS 9 and remeasured to a fair value of  US$18 as of September 30, 2026 using the Black-Scholes model, resulting in a fair value gain of US$2 and US$10 respectively  during  the  nine  and  three-month  periods  ended  September  30,  2026  within  the  interim  condensed  consolidated  income  statement. JazzWorld enters Interest Rate Swap Transactions As disclosed in Note 1 - General information, JazzWorld entered into interest rate swaps to hedge the exposure to variability in  cash flows arising from changes in PKR floating interest rates on borrowings with an aggregate principal amount of PKR75 billion  (US$268). The swaps are designated as hedging instruments in cash flow hedge relationships under IFRS 9 using a hedge ratio  of  1:1,  consistent  with  the  Group’s  risk  management  strategy.  The  Group  assesses,  at  inception  and  on  an  ongoing  basis,  whether  the hedging  relationships continue  to meet  the qualifying criteria  for hedge accounting,  including  the existence of an  economic relationship between the hedged item and the hedging instrument, that the effect of credit risk does not dominate the  value  changes  arising  from  that  economic  relationship,  and  that  the  hedge  ratio  remains  consistent  with  that  used  for  risk  management purposes.   The  interest  rate  swaps  are  measured  at  fair  value  and  classified  within  Level  2  of  the  fair  value  hierarchy.  Fair  value  is  determined using observable market data, including interest rate curves, adjusted as necessary to reflect the limited liquidity of  the PKR interest rate market. Throughout the nine-month period ended September 30, 2026, the hedging relationships remained  effective and continued to qualify for hedge accounting. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended  September 30, 2026 32

As at September 30, 2026  the net amount  recognized  in  the cash  flow hedge reserve  in  respect of  these hedges was US$2,  comprising of unamortized cost of hedging of US$7 (which will be reclassified to profit or loss over the life of the hedge), US$10  gain representing effective portion of the gain on hedging instruments, offset by the tax impact of US$1. Carrying  amounts  of  the  derivative  designated  cash  flow  hedge  assets  of  US$3  and  liability  of  nil,  are  presented  within  Investment and derivative assets and debt and derivative liabilities respectively in the interim condensed consolidated statement. Unitel LLC credit facilities During the nine-month period ended September 30, 2026, Unitel LLC signed two new credit  facility agreements with Infinbank  and AKIB Ipoteka Bank, each with a principal amount of UZS200 billion (US$17), with maturities of four years and five years and  interest  rates of 21.49% per annum and 22.0% per annum, respectively. Unitel LLC fully utilized  the  facility with AKIB  Ipoteka  Bank and drew UZS189 billion (US$16) under the Infinbank facility. On August 17, 2026, Unitel signed a new credit facility with AKIB Ipoteka Bank UZS 400 billion (US$ 33) with a tenor of five years  and interest rate 21% per annum. Unitel LLC has utilized UZS 19 billion (US $2) under this facility. Banglalink Digital Communications Ltd. ("BDCL") short term credit facilities During the nine-month period ended September 30, 2026, Banglalink utilized BDT18 billion (US$146) under various short-term  facilities from different local banks at interest rates ranging from 9.3% to 11% for a tenor ranging from six months to one year. VEON Closes USD 1.4 billion Bond Offering, Refinancing 2027 Note On  June  1,  2026,  VEON  closed  of  a  US$1,400  (excluding  transaction  fee  of  US$19)  dual-tranche  senior  unsecured  notes  offering  by  VEON  Midco  B.V.,  a  wholly  owned  subsidiary  of  VEON.  The  notes  were  issued  by  VEON  Midco  B.V.  and  are  guaranteed by VEON Amsterdam B.V., a wholly owned subsidiary of VEON. The offering comprises US$700 6.95% senior notes  due on June 1, 2031 and US$700 7.45% senior notes due on June 1, 2033. The notes were admitted to trading on the Euro MTF  market  of  the  Luxembourg  Stock  Exchange  on  June  1,  2026.  The  new  notes  are  recognized  net  of  directly  attributable  transaction costs, which are deducted from the initial carrying amount and will be amortized over the life of the notes using the  effective interest method. In parallel with the offering, on May 18, 2026, VEON launched a cash tender offer inviting holders of its outstanding US$1,011  3.375% senior notes due in 2027 to tender their notes for cash. On June 1, 2026, VEON accepted for purchase US$885 (net of  US$1 unamortized transaction cost) of its 3.375% senior notes due 2027 pursuant to the tender offer for cash amount of US$877  (including US$2  transaction  costs),  resulting  in  a  gain  on  extinguishment  of US$8  included  in  finance  income on  the  income  statement. The transaction was accounted for as a partial extinguishment under IFRS 9. The carrying amount derecognized was  determined by allocating the carrying amount of the original liability to the portion repurchased, including a pro-rata share of the  related unamortized transaction costs. Repayment of US$210 Term Loan On July 24, 2026, VEON repaid ahead of  its scheduled maturity of March 2027 the principal amount of US$210, together with  accrued  interest  of  US$1,  outstanding  under  the  facility  agreement  entered  into  on  March  27,  2025,  with  a  consortium  of  international lenders, including ICBC Standard Bank Plc and leading Gulf Cooperation Council ("GCC") banks. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended  September 30, 2026 33

During the nine-month period ended September 30, 2025 KaR-Tel Limited Liability Partnership credit facilities On  January  29,  2025,  KaR-Tel  Limited  Liability  Partnership  (“KaR-Tel”)  signed  a  new  bilateral  credit  facility  agreement with  Forte  Bank  JSC  of  KZT22.5  billion  (US$43)  with  a maturity  of  5  years.  The  interest  rate  on  this  facility  is  National  Bank  of  Kazakhstan  base  rate  plus  4%,  with  the  interest  being  fixed  until  maturity  for  each  tranche  drawn  under  the  facility.  Kar-Tel  utilized KZT12 billion (US$24) from this facility during February and March 2025. Unanimous Support from Noteholders Voting in Consent Solicitation On January 30, 2025, VEON announced the successful completion of a bond consent solicitation process undertaken by VEON  Holdings. Pursuant  to  this consent solicitation process, VEON secured approval  from holders of  its 2027 bonds (ISIN: Reg S:  XS2824764521/ Rule 144A: XS2824766146) to substitute VEON Holdings with VEON MidCo as the Issuer and to make certain  other amendments to the terms and conditions of the Issuer’s Senior Unsecured Notes due November 25, 2027. At the January  30,  2025,  meeting,  95.83%  of  the  bonds  were  represented,  and  the  proposal  received  unanimous  support.  VEON  MidCo  substituted VEON Holdings as the Issuer on April 8, 2025, upon completion of the demerger. Successful Syndication of US$210 Term Loan On March 27, 2025, VEON announced the successful syndication of a 24 months, US$210 senior unsecured term loan under a  new facility agreement from a consortium of international lenders, including ICBC, Standard Bank and leading GCC banks. The  facility  will  bear  interest  at  Term  SOFR  plus  425  bps.  Following  the  legal  demerger  of  VEON  Holding,  VEON Midco  is  the  substituted borrower. The facility was fully drawn in early April 2025. Pakistan Mobile Communication Limited bilateral credit facilities In April 2025, PMCL signed and utilized PKR 5 billion (US$18) each from bilateral facilities from Bank Alfalah Limited and Habib  Bank Limited, totaling PKR 10 billion (US$36). Each facility has a maturity of 10 years. In May 2025, PMCL signed and utilized PKR 32 billion (US$113) from three bilateral facilities from Askari Bank Limited, Faysal  Bank Limited and Meezan Bank Limited. Each facility has a maturity of 10 years. Issuance of PKR Sukuk bond by PMCL In April 2025, PMCL issued a short-term PKR sukuk bond of PKR 15 billion (US$53) having a maturity of 6 months. Repayment of VEON Holdings 4.00% Senior Notes: On April 9, 2025, VEON Holdings repaid its outstanding 4.00% Senior Notes amounting to US$472 at their maturity date. Repayment of VEON Holdings 6.30% (RUB) Senior Notes: On June 18, 2025, VEON Holdings repaid its outstanding 6.30% (RUB) Senior Notes amounting to RUB7.84 billion (US$100) at  their maturity date. VEON raises US$200 in Private Bond Placement On July 2, 2025, VEON announced that it completed the pricing of a private placement of US$200 of senior unsecured notes due  2029 with institutional investors. The Notes, issued by VEON MidCo B.V., are priced at par and have an annual interest rate of 9%. The instrument’s credit rating  from  S&P  and  Fitch  is  BB-.  The  Notes  are  guaranteed  by  VEON  Amsterdam  B.V.  and  rank  pari  passu  with  VEON  HQ’s  outstanding debt. Uzbekistan bilateral credit facility  On July 4, 2025, Unitel secured a bilateral credit facility of UZS 500 billion (US$40) with a tenor of 5-years. Unitel utilized UZS  305 billion (US$25) from this facility through drawdowns in July and August 2025. Fair values The carrying amounts of all financial assets and liabilities are equal to or approximate their respective fair values as shown in the  table above, with the exception of: • 'Bank  loans and bonds,  including  interest accrued',  for which  fair value  is equal  to US$3,248 at September 30, 2026  (December 31, 2025: US$3,091); and  • 'Lease liabilities', for which fair value has not been determined. Fair values are determined in accordance with IFRS 13, Fair Value Measurement. Fair value represents the price that would be  received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement  Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended  September 30, 2026 34 date. VEON classifies  fair value measurements using a  fair value hierarchy  that  reflects  the significance of  the  inputs used  in  making the measurements. Level 1 fair value measurements are based on quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 fair value measurements are based on inputs other than quoted prices included within Level 1 that are observable for the  asset or liability, either directly or indirectly. Level 3 fair value measurements are based on valuation techniques that incorporate significant unobservable inputs. On a quarterly basis, the Company reviews if there are any indicators for a possible transfer between fair value hierarchy levels.  This depends on how the Company is able to obtain the underlying input parameters when assessing the fair valuations. During  the  nine-month  period  ended September  30,  2026,  there were  no  transfers  between  Level  1,  Level  2  and  Level  3  fair  value  measurements.  As of September 30, 2026, the financial assets and liabilities recognized at fair value include: • Warrants at Level 1. As the warrants are actively traded, no valuation adjustments are required; • Net derivatives designated as cash flow hedge at Level 2. The fair value of  the derivatives  is based on  interest rates  and yield curves observable at commonly quoted intervals; • Derivative relating to ADG resolution at Level 2. The fair value of the derivative is based on observable market inputs  and determined using a mark-to-market methodology using the Black-Scholes model; and • Other equity investments relating to minority equity interests in private companies at Level 3. Fair value of other equity  investments is determined using recent funding transactions or, in the absence of recent funding transactions, using a  qualitative approach considering revenue trends, macroeconomic conditions (risk-free rate and country risk premium),  foreign exchange movements, management’s assessment of business performance, and publicly available information. A sensitivity analysis for a 10% change in the principal benchmark inputs would not result in a material change in the fair value of  the Company’s Level 3 investments as at the reporting date. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended  September 30, 2026 35

9 CASH AND CASH EQUIVALENTS Cash and cash equivalents consisted of the following items: September 30, 2026 December 31, 2025 Cash at banks and on hand   654    702  Short-term deposits with original maturity of less than three months   1,379    1,030  Cash and cash equivalents, net of overdrafts * (as presented in the consolidated statement of cash flows) 2,033 1,732 * Cash and cash equivalents include an amount of US$532 (2025: US$341) relating to banking operations in Pakistan. Cash and cash equivalent balances as of September 30, 2026 and December 31, 2025 exclude restricted cash and deposits  held  within  the  Group.  Cash  balances  as  of  September  30,  2026,  include  investments  in  money  market  funds  of  US$144  (December 31, 2025: US$160). As of September 30, 2026, US$444  (2025: US$458) of  cash at  the  level  of Ukraine was subject  to  currency  restrictions  that  limited  ability  to  upstream  the  cash  or  make  certain  payments  outside  the  country,  but  these  balances  are  otherwise  freely  available to the Ukrainian operations. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended  September 30, 2026 36

Table of Contents

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

10 ISSUED CAPITAL

The following table details the common shares of the Company as of:

	September 30, 2026	December 31, 2025
Authorized common shares (nominal value of US$0.001 per share)	1,849,190,667	1,849,190,667
Issued shares, including 149,420,633 (2025: 130,003,933) shares held by a subsidiary of the Company	1,849,190,667	1,849,190,667

The holders of common shares are, subject to our by-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares. The common share to ADS ratio is 25:1.

VEON's buyback program

For the nine-month period ended September 30, 2026

On November 17, 2025, VEON announced that its Board of Directors authorized the commencement of a new buyback program. This buyback program enables the Company to buy back ADSs and/or outstanding bonds in an amount up to US$100. The final allocation between equity and debt securities will be determined by prevailing market conditions. During the year ended December 31, 2025, a total of 243,892 ADSs (equivalent to 6,097,300 common shares) were repurchased for a total of US$13.

During the nine-month period ended September 30, 2026, a total of 41,383,675 common shares were repurchased for a total of US$88.

In September 2026, VEON commenced its third buyback program to repurchase up to 3.9% of its issued shares (72,500,000 common shares, equivalent to 2,900,000 ADSs) for approximately US$200, based on the ADS closing price of US$69.37 as of September 22, 2026. The program comprises open market repurchases of ADSs and direct repurchases of common shares from LetterOne ("L1"), a shareholder of the Company, which has agreed to sell to VEON, proportionally to its existing shareholding, up to 32,957,830 common shares at prices and volumes determined by reference to the open market repurchases. All shares acquired under the program are intended to be cancelled, cancellation in respect of each phase is subject to the prior approval of VEON's Board of Directors.

During the nine-month period ended September 30, 2026, a total of 13,974,450 common shares were repurchased under this program, all through open market repurchases, for a total of US$38. L1's corresponding proportionate shares of these repurchases amounts approximately to US$34. The related repurchase from L1 is subject to conditions, including the approval by VEON's Board of the cancellation of the shares, which had not been met as of September 30, 2026. Accordingly, no shares had been repurchased from L1 and no liability in respect of this repurchase was recognized as of September 30, 2026. Refer *Note 14 - Events after reporting period* for further details.

For the nine-month period ended September 30, 2025

VEON's Board of Directors approved a share buyback program of up to US$100 on July 31, 2024. On December 9, 2024, VEON announced that its Board of Directors approved the commencement of the first phase of its share buyback program with respect to VEON Ltd.'s ADSs. The first phase of the share buyback program was for an amount of up to US$30 and was completed on January 27, 2025. An aggregate of 17,370,400 common shares were repurchased, of which 12,346,225 common shares were repurchased for US$23 during the nine-month period ended September 30, 2025.

In March 2025, VEON commenced its second phase of the share buyback program and up to US$35 of shares was approved to be repurchased and was completed on May 21, 2025. During the nine-month period ended September 30, 2025, a total of 18,300,375 common shares were repurchased related to the second phase for a total of US$35.

On June 16, 2025, VEON announced that it would shortly commence the third phase of the share buyback program and up to US$35 was approved. During the nine-month period ended September 30, 2025, a total of 18,075,675 common shares were repurchased related to the third phase for a total of US$35.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026 37

11 DIVIDENDS PAID AND PROPOSED / DECLARED There were no dividends declared by VEON Ltd.  in  the nine and  three-month periods ended September 30, 2026 and 2025,  respectively. There were US$66 and US$67 dividends declared by subsidiaries within the VEON Group to non-controlling interests in the nine  and  three-month periods September 30, 2026 and 2025,  respectively. The dividends of US$16 were paid while  the  remaining  were offset against loan receivables from the non-controlling interests.  Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended  September 30, 2026 38

ADDITIONAL INFORMATION 12 RELATED PARTIES For the nine-month period ended September 30, 2026 Key management personnel compensation During the nine-month period ended September 30, 2026, a total of 608,100 common shares were granted to a member of key  management  personnel  under  the  UIP  Rules  as  a  part  of  the  LTI  2025-2027  program.  The  award  is  subject  to  a  market  performance  condition  tied  to  an  absolute  share  price  target.  This  grant  has  a  three-year  performance  period  with  vesting  scheduled for December 31, 2027. In addition, a total of 3,593,475 common shares were granted to the Group Chief Executive Officer and 1,296,900 were granted  to other key management personnel under the UIP Rules as a part of the LTI 2026-2028 program. These awards are subject to a  market performance condition  tied  to an absolute share price  target. These grants have a  three-year performance period with  vesting scheduled for December 31, 2028. Furthermore, a total of 142,925 common shares were also granted to a member of key management personnel under the UIP  Rules  as  a  part  of  their  STI  2025  program,  which  vested  immediately  upon  grant.  These  shares  are  subject  to  a  two-year  restriction period. Additionally, a  total of 7,671,300 common shares and 267,925 common shares were transferred to  the Group Chief Executive  Officer and other key management personnel during the period, respectively, in relation to all grants that were vested during the  period. Other transactions with key management personnel In May 2026, VEON Amsterdam B.V.  repurchased 7,125,225 common shares  from the Group Chief Executive Officer  for  total  consideration of US$15, in line with the objectives of the Company's share buyback program. The price per ADS was determined  based on  the 30-day volume weighted average price  for  the Company’s ADSs  listed and traded on Nasdaq. The Group Chief  Executive Officer utilized the proceeds for the purchase of a personal property in the UAE. Other related parties During the nine-month period ended September 30, 2026, US$0.5 of expense has been recognized related to the monthly cash  payments and US$1 of expense has been recognized related to share-based payment expense related to the 2024 Agreement. On June 6, 2026, the fourth tranche of Warrant A for a value of US$2 worth of shares (based on the 90-day average closing price  of VEON ADSs) or 955,125 common shares (equal to 38,205 ADSs) vested. During  the nine-month period ended September 30, 2026, 3,705,750 common shares  (equal  to 148,230 ADSs) amounting  to  US$8 were transferred to Impact Investment relating to the first, second and third tranches of Warrant A. During September 2026 the Company announced a third buyback program that includes repurchases from L1 (a shareholder of  the Company), refer to Note 10 - Issued capital for further details. For the nine-month period ended September 30, 2025 Key management personnel compensation On  July  24,  2025,  a  total  of  65,761 ADSs  (equivalent  to  1,644,025  common  shares) were  transferred  to  a Group Executive  Committee Member under the 2021 Deferred Share Plan. These shares were originally granted on March 30, 2023, and vested  on March 15, 2025. On July 30, 2025, and August 4, 2025, 45,634 ADSs (equivalent to 1,140,850 common shares) and 40,547 ADSs (equivalent to  1,013,675  common  shares),  under  the  Long-Term  Incentive  Plan  were  transferred  to  two  rotational  members  of  the  Group  Executive Committee. These shares were originally granted on October 18, 2022, and vested on December 31, 2024, upon the  achievement of defined performance conditions. Similarly,  on  September  15,  2025,  a  total  of  109,160 ADSs  (equivalent  to  2,729,000  common  shares)  were  transferred  to  a  Group Executive Committee Member under the Long-Term Incentive Plan. These shares were originally granted on January 10,  2024,  and  vested  on  July  31,  2024,  upon  the  achievement  of  defined  performance  conditions.  The  transfer  was  completed  following the expiration of the Regulation S Category 3 restriction period in August 2025. On August 26, 2025, two equity settled vested grants of 20,000 ADSs (equivalent to 500,000 common shares) and 10,953 ADSs  (equivalent to 273,825 common shares) were transferred to a Board Member under the 2021 Deferred Share Plan. These shares  Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended  September 30, 2026 39 were originally granted in April 2024 and vested immediately. The transfer was completed once the restriction period ended and  the agreed release date was reached. Other related parties On June 7, 2024, the Company entered into a letter agreement as amended on August 1, 2024 (the “2024 Agreement”) with  Impact  Investments  which  will  provide  strategic  support  and  board  advisory  services  to  the  Company  and  Kyivstar.  Michael  Pompeo, who was appointed  to  the Board  of Directors  of  the Company on May 31,  2024,  serves  as Executive Chairman of  Impact Investments. He was re-appointed on May 8, 2025 on the Board of Directors of the Company in the 2025 AGM. As  of  September  30,  2025,  US$0.45  of  expense  has  been  recognized  related  to  the  monthly  cash  payments  and  US$3  of  expense has been recognized related to share-based payment expense related to the 2024 Agreement. On June 7, 2025, the second tranche of Warrant A for a value of US$2 worth of shares (based on the 90-day average closing  price of VEON ADS) or 1,087,855 common shares (equal to 43,514 ADS) vested. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended  September 30, 2026 40

13 RISKS, COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES Other than the matters described in Note 5 - Significant transaction, Sale of QazCode intellectual property to Amdocs, and Note 10 - Issued capital  relating  to  third  share  buy  program  and  L1  share  buy  back  commitment  and  elsewhere  in  these  interim  condensed consolidated financial statements and as disclosed in our audited annual consolidated financial statements for 2025  as  filed  in  the  Form  20-F  on  March  16,  2026,  there  were  no  material  changes  to  risks,  commitments,  contingencies  and  uncertainties that occurred during the nine-month period ended September 30, 2026. 14 EVENTS AFTER THE REPORTING PERIOD VEON signs agreement to acquire 100% interest in Rubicon Wireless On October  19,  2026,  the  Group  agreed  to  acquire  100%  of  the  share  capital  of  Rubicon Wireless  (“Perfectum”),  a mobile  network operator in Uzbekistan. The transaction completed on October 27, 2026, and Perfectum will be consolidated from that  date. Perfectum holds 115 MHz of spectrum across the 850 MHz and 3,800 MHz bands, together with network equipment and  infrastructure.  The aggregate transaction value is approximately US$207, comprising the initial purchase price and assumed indebtedness, to  be settled  through a combination of  cash and  the  transfer of a building.  In addition,  the agreement provides  for  certain other  reimbursements to the seller in accordance with its terms. The  initial  purchase price  accounting  has not  been  completed at  the  date  of  issuance of  these unaudited  interim  condensed  consolidated financial statements, and the estimated financial impact is therefore not yet available. VEON Advances Buyback Program, Cancels Shares Further  to  the  disclosures made  in Note 10 - Issued capital, on October  20,  2026,  the Group  confirmed  the  cancellation  of  approximately  1.5%  of  its  total  issued  shares  through  cancellation  of  26,951,230  common  shares  (equivalent  to  1,078,049  ADSs).  As  part  of  this  transaction,  12,251,780  common  shares  (equivalent  to  490,007  ADSs)  amounting  to  US$34  were  repurchased from L1 and cancelled subsequently.  Update on the acquisition of OLX Kazakhstan On October  20,  2026,  the  agreed  acquisition  of  OLX  Kazakhstan  received  the  required  regulatory  approval,  representing  a  significant milestone  towards  completion  of  the  transaction.  Closing  remains  subject  to  customary  conditions  and  procedural  steps  and  is  expected  to  occur  shortly.  Upon  completion,  the  acquisition  is  expected  to  strengthen  Beeline  Kazakhstan's  (a  majority-owned subsidiary of VEON) digital ecosystem across online classifieds, commerce, advertising and adjacent consumer  services. VEON signs agreement to acquire GigaCloud On October 27, 2026, Kyivstar Group Ltd. ("KGL"), a majority-owned subsidiary of VEON, announced that it had entered into an  agreement to acquire 79.9% GigaCloud, a provider of cloud infrastructure and cybersecurity services operating in Ukraine and  Poland. The aggregate transaction value is approximately US$50, comprising initial purchase price, assumed indebtedness, deferred and  performance-based consideration, and certain other agreed reimbursements to the seller, subject to customary adjustments and  the terms of the agreement. The  initial  purchase price  accounting  has not  been  completed at  the  date  of  issuance of  these unaudited  interim  condensed  consolidated financial statements, and the estimated financial impact is therefore not yet available. VEON signs agreement to acquire JungoTV On  November  6,  2026,  VEON  entered  into  an  agreement  to  acquire  a  33.75%  equity  interest  in  JungoTV  Holdco,  Inc.  (“JungoTV”), a U.S. media company headquartered in Los Angeles. Jungo TV operates more than 50 streaming and television  channels, including the All Women’s Sports Network.  The consideration comprises US$5 in cash, payable on signing, and approximately 2.35 million existing shares of Kyivstar Group  Ltd.  (NASDAQ: KYIV)  held  by VEON,  to  be  delivered  at  closing. The  transaction  is  subject  to  customary  closing  conditions,  including certain regulatory approvals, and is expected to close in 2027. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended  September 30, 2026 41

15 BASIS OF PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS BASIS OF PREPARATION The unaudited interim condensed consolidated financial statements for the nine and three-month periods ended September 30,  2026  have  been  prepared  in  accordance  with  IAS  34  Interim Financial Reporting  as  issued  by  the  International Accounting  Standards Board ("IASB"). The Group has prepared the unaudited interim condensed consolidated financial statements on the  basis that it will continue to operate as a going concern. The  preparation  of  these  unaudited  interim  condensed  consolidated  financial  statements  has  required management  to  apply  accounting policies and methodologies based on complex and subjective  judgments, estimates based on past experience and  assumptions  determined  to  be  reasonable  and  realistic  based  on  the  related  circumstances.  The  use  of  these  judgments,  estimates and assumptions affects the amounts reported in the statement of financial position, income statement, statement of  cash  flows,  statement  of  changes  in  equity,  as  well  as  the  notes.  The  final  amounts  for  items  for  which  estimates  and  assumptions were made in the unaudited interim condensed consolidated financial statements may differ from those reported in  these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based. NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP The accounting policies adopted in the preparation of these interim condensed consolidated financial statements are consistent  with  those  followed  in  the preparation of  the Group’s audited annual  consolidated  financial  statements as of and  for  the year  ended December 31, 2025. A number of new and amended standards became effective as of  January 1, 2026, which did not have a material  impact on  VEON  financial  statements. The Group has not  early  adopted any other  standards,  interpretations or  amendments  that  have  been issued but have not yet become effective. Dubai, November 6, 2026  VEON Ltd. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended  September 30, 2026 42